--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                   IBP, INC.
                           (Name of Subject Company)

                                   IBP, INC.
                      (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)

                               ----------------

                                   449223106
                     (CUSIP Number of Class of Securities)

                               ----------------

                             SHEILA B. HAGEN, ESQ.
                                General Counsel
                                   IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                           Telephone: (605) 235-2061

 (Name, Address and Telephone Number of Person authorized to Receive Notice and
                                 Communication
                  on behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                               51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

                               ----------------

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  IBP, inc., a Delaware corporation ("IBP" or the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated December 22, 2000 (as amended and supplemented, the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission. This amendment constitutes Amendment No. 2 to the Schedule 14D-9.

  The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

  Item 1 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 1. SUBJECT COMPANY INFORMATION.

  The name of the subject company is IBP, inc., a Delaware corporation ("IBP" or the "Company"). The principal executive offices of the Company are located at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The Company's business telephone number is (605) 235-2061. The class of equity securities to which this statement relates is the common stock, par value $0.05 per share, of the Company (the "IBP Common Stock"). As of December 28, 2000, there were outstanding 105,644,598 shares of IBP Common Stock.

  Item 2 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

  The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the tender offer by Lasso Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson"), to purchase up to 50.1% of the outstanding shares of IBP Common Stock (the "Shares"), at a purchase price of $30.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, an Amendment No. 9 to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on January 5, 2001. The obligation of Purchaser to consummate the Exchange Offer and to issue shares of Tyson Class A Common Stock in exchange for Shares tendered pursuant to the Exchange Offer shall be subject to, among other things, at least five business days having elapsed since acceptance for payment and payment for a number of Shares pursuant to the Offer representing satisfaction of the Minimum Condition (defined below).

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 1, 2001 (the "Merger Agreement") among Tyson, Purchaser and the Company. Pursuant to the Merger Agreement, Tyson will commence promptly an exchange offer (the "Exchange Offer"). In the Exchange Offer, Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share tendered in the Exchange Offer will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share tendered in the Exchange Offer will be exchanged for 1.948 shares of Tyson Class A Common Stock.

  The Merger Agreement provides that following the completion of the Offer and the Exchange Offer and the satisfaction or waiver of certain other conditions in the Merger Agreement, the Company will be merged with and into Purchaser (the "Merger") with the Purchaser continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Tyson Class A Common Stock having a value of $30.00 if, during the fifteen trading day period ending on the fifth trading day immediately preceding the Effective Time, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share outstanding immediately prior to the Effective Time will be exchanged for
2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share outstanding immediately prior to the Effective Time will be exchanged for 1.948 shares of Tyson Class A Common Stock.

  In the event that at February 28, 2001, the Minimum Condition (defined below) has not been satisfied, Purchaser will terminate the Offer and Tyson, Purchaser and the Company will complete the Merger for consideration including both cash and Tyson Class A Common Stock (the "Cash Election Merger"). The "Minimum Condition" means that there are validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares. In the Cash Election Merger, each holder of Shares will have the right to elect to receive either $30.00 in cash ("Cash Consideration") for each Share or a number of shares of Tyson Class A Common Stock ("Stock Consideration") equal to, (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.948, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $30.00 divided by the market price per share of Tyson Class A Common Stock, or (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, 2.381. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the Effective Time of the Cash Election Merger. The maximum number of Shares for which Cash Consideration will be paid will be limited to a number of the outstanding Shares which, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under General Corporation Law of the State of Delaware (the "DGCL"), equals 50.1% of the outstanding Shares. If the number of Shares the holders of which elect Cash Consideration, together with Shares owned by Tyson and any Shares the holders of which elect to pursue appraisal rights under the DGCL, exceeds 50.1% of the outstanding Shares, such holders will receive cash for a pro rata portion of their Shares and the remaining Shares will receive Stock Consideration. The maximum number of Shares for which Stock Consideration will be paid will be limited to 49.9% of the outstanding Shares. If the number of Shares the holders of which elect Stock Consideration exceeds 49.9% of the outstanding Shares, such holders will receive Tyson Class A Common Stock for a pro rata portion of their Shares and the remaining Shares will receive Cash Consideration.

  As set forth in the Schedule TO, the principal executive offices of the Purchaser and Tyson are located at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999.

  Item 3 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex C to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex C hereto) or incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between IBP or its affiliates and (1) its executive officers, directors or affiliates or (2) Tyson or the Purchaser, or any of their respective executive officers, directors or affiliates.

  THE MERGER AGREEMENT.

  The summary of the Merger Agreement and the descriptions of the conditions to the Offer contained in Sections 14 and 17 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

  THE VOTING AGREEMENT.

  On January 1, 2001, Tyson Limited Partnership ("TLP") and the Company entered into a voting agreement (the "Voting Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which TLP agreed to vote all of the shares of Class B common stock, par value $0.10 per share, of Tyson ("Tyson Class B Common Stock") that it owns to approve the issuance of Tyson Class A Common Stock with respect to the Exchange Offer and the Merger at Tyson's stockholder meeting. TLP owns 102,598,560 shares of Tyson Class B Common Stock representing approximately 90% of the voting power of Tyson, thus assuring Tyson shareholder approval. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

  CONFIDENTIALITY AGREEMENTS.

  On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which Tyson agreed to keep confidential certain information it and its advisors may receive from the Company and its advisors in connection with Tyson's evaluation of a potential transaction. Under the Confidentiality Agreement, Tyson is prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances. This summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

  On December 18, 2000, the Company and Tyson entered into a confidentiality agreement (the "Second Confidentiality Agreement"), a copy of which is filed as an exhibit to the Schedule TO, pursuant to which the Company agreed to keep confidential certain information it and its advisors may receive from Tyson and its advisors in connection with the Company's evaluation of a potential transaction. The Second Confidentiality Agreement is substantially similar to the Confidentiality Agreement, except that the Second Confidentiality Agreement contains no restrictions on the Company's right to make acquisitions of Tyson's stock. This summary is qualified in its entirety by reference to the complete text of the Second Confidentiality Agreement, which has been filed as Exhibit
(e)(5) hereto and is incorporated herein by reference.

  CERTAIN EMPLOYMENT AND BENEFITS ARRANGEMENTS.

  Company Stock Options. The Merger Agreement provides that at or immediately prior to the Effective Time, (1) each employee stock option or director stock option to purchase outstanding Shares under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") will, by virtue of the Merger and without any further action on the part of any holder thereof, be assumed by Tyson and deemed to constitute an option (each, a "Tyson Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Tyson Class A Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the Effective Time (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of Tyson Class A Common Stock purchasable pursuant to the Tyson Option in accordance with the foregoing and
(2) Tyson will assume the obligations of the Company under the stock option plans of the Company, each of which will continue in effect after the Effective Time, and all references to the Company in such plans, and any option granted thereunder, will be deemed to refer to Tyson, where appropriate. The other terms of each such Company Option, and the plans under which they were issued, will continue to apply in accordance with their terms.

  Under the Merger Agreement, prior to the effective time of the Merger, the Company will use its reasonable best efforts to (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or
(ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Merger.

  In the Merger Agreement, Tyson will agree to take, at or prior to the Effective Time of the Merger, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provides that Tyson will agree to file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options and will use commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Tyson Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, Tyson will administer the Company stock option plans in a manner consistent with the exemptions provided by Rule 16(b)(3) promulgated under the Exchange Act.

  Employee Matters. Pursuant to the Merger Agreement, Tyson has agreed that, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by Tyson and its subsidiaries to their employees; provided, however, that this obligation will not apply to any employees represented for purposes of collective bargaining.

  Director and Officer Liability. For six years after the Effective Time, Tyson will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; subject to any limitation imposed from time to time under applicable law. In addition, for six years after the Effective Time, Tyson will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such officer and director currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company in its last full fiscal year for such insurance, then Tyson will cause the Surviving Corporation to provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Item 4(a) of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

  (a) Recommendation of the Board.

  The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on January 1, 2001, upon the recommendation of a special committee of the Board (the "Special Committee"), unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Exchange Offer and the Merger, taken together, and the termination of the Rawhide Agreement, are fair to and in the best interests of the Company and holders of Shares, approved the Merger Agreement and transactions contemplated thereby, including the Offer, Exchange Offer and the Merger, and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL. The Board unanimously recommends that the holders of Shares accept the Offer and tender their shares pursuant to the Offer.

  (b)(i) Background of the Offer; Contacts with Tyson.

  Item (4)(b)(i) of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

  During the course of its discussions with representatives of the Special Committee after Tyson had made its initial proposal to acquire the Company for $26.00 per Share, Smithfield stated that it would only submit a higher offer if the Special Committee agreed to negotiate with Smithfield on an exclusive basis or if there were a procedure in place which solicited best and final bids from both Tyson and itself on a "blind" basis. The Special

Committee determined that it was not in the best interests of shareholders to negotiate with Smithfield on an exclusive basis, but that it would facilitate the maximization of shareholder value to receive a higher bid from Smithfield. For that reason, the Special Committee decided that the best strategy for inducing a higher bid from Smithfield was to solicit best and final bids from both Smithfield and Tyson. On December 21, 2000, J.P. Morgan Securities Inc. ("J.P. Morgan"), the financial advisor to the Special Committee, at the direction of the Special Committee, sent a letter to each of Smithfield and Tyson requesting that they each submit their best and final bids, along with proposed contracts, between 4:00 P.M. and 5:00 P.M. on December 29, 2000, with such offers to remain open until 9:30 A.M. on January 2, 2001. The letter stated that the Special Committee would not disclose the price proposed to be paid by either bidder to the other bidder.

  Prior to sending the request to Tyson and Smithfield, the Special Committee's advisors contacted DLJ and asked whether Rawhide intended to submit another offer, as permitted by the Rawhide Agreement, if the Company gave notice of its intention to terminate the Rawhide Agreement for a superior transaction. DLJ informed the Special Committee that it did not intend to submit another offer and that it would waive the three business day period in which it could do so, provided that it was paid the termination fee and expenses provided for in the Rawhide Agreement as soon as practicable following termination.

  Between December 21 and December 29, due diligence, negotiations and discussions continued with each of Smithfield and Tyson regarding their respective proposals and contracts. On December 27, 2000, members of management of each of Smithfield and Tyson made presentations to the Special Committee by separate conference calls, each describing its business and prospects and making its case for the superiority of its offer.

  On December 28, 2000, Tyson publicly announced that it was increasing its proposal to $27.00 per share but that it would not participate in a blind bidding process and sent the following letter to the Special Committee:

                                                               December 28, 2000

Special Committee of the Board of Directors of IBP, inc.
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Re: Tyson Foods, Inc. and IBP, inc.

Ladies and Gentlemen:

  We have received the letter of JP Morgan dated December 21, 2000, inviting Tyson Foods, Inc. to submit a proposal with respect to the acquisition of IBP, inc. Thank you for your invitation. I am confident that this proposal will result in an agreement to bring Tyson and IBP together to form a unique company.

  In response to the Special Committee's request, Tyson is increasing its offer to acquire IBP to $27.00 per share. This is clearly the best offer for IBP stockholders and represents a premium of 8% over Smithfield's $25.00 nominal offer, and a much higher premium to any Smithfield offer after applying a realistic discount of at least 10% for regulatory uncertainty and significant timing delays. We will increase our tender offer to $27.00 in cash per share for up to 50.1% of the outstanding IBP common stock and will acquire the remaining IBP common stock for $27.00 of Tyson Class A common stock, subject to our "collar". IBP stockholders will receive $27.00 of Tyson Class A common stock so long as the average closing price per share of Tyson Class A common stock, for a period of fifteen trading days, is no less than $12.60 and no more than $15.40 per share. Our bid will remain open until the close of business on Thursday, January 4, 2001, five business days before the expiration date of our cash tender offer.

  We are also improving the other terms of our proposal. We are delivering to your lawyers a copy of the merger agreement executed by Tyson. In this agreement we have addressed your lawyers' comments and have added features that demonstrate our commitment to getting a transaction completed with certainty and speed. Here are the most significant points:

  --We will not require a break-up fee. We will only require that IBP pay us $7.5 million to cover our expenses and repay the Rawhide advance if the merger agreement is terminated under circumstances which would have previously entitled us to a break-up fee.

  --As you requested, we will take all actions necessary to gain regulatory approval for a Tyson/IBP combination. We will assume all the risk of anti-trust authorities prohibiting or imposing significant conditions on a Tyson/IBP combination. To support that commitment, we will agree to pay a break-up fee of $70 million to IBP if Tyson does not complete the acquisition because of constraints imposed by the anti-trust authorities.

  --To deliver the stock consideration of our proposed transaction as quickly as possible, we will commence an exchange offer for all shares not purchased in the cash tender offer. We will commence our exchange offer promptly after you sign a merger agreement. This will deliver the back-end portion of the consideration to your stockholders at least two to three months earlier than if they had to wait for us to complete a merger.

  --We will agree to your request to advance the Rawhide break-up fee on terms substantially similar to those suggested by your lawyers.

  We note that the Department of Justice has made a second request with respect to our HSR filing. However, we had active discussions with the DOJ with respect to certain limited matters prior to the holiday season. We expect to be able to answer quickly the DOJ's concerns and be cleared of all HSR issues without undue delay.

  We appreciate the Special Committee's efforts to bring this process to a speedy and final conclusion. However, submitting blind bids after the market closes on New Year's weekend changes the rules in the middle of the process. The bidding for IBP began in public when Smithfield announced its proposal. We also responded publicly and will be making our new proposal public. We believe it is inappropriate to now move the bidding behind closed doors without the opportunity for the marketplace to react to the various bids. A closed process has already once produced an anemic offer that, in hindsight, could have been higher and was sharply criticized by your stockholders and the marketplace. That contract cost IBP stockholders a substantial break-up fee. You should not want to repeat such a process.

  A public process will only benefit IBP's stockholders and the Special Committee in their effort to evaluate competing bids. You will recall that Smithfield's stock price declined significantly after announcing its original proposal in November and continued to trade below the collar as long as the market saw Smithfield as the only bidder. If Smithfield were to increase its nominal bid, we believe that the market would then again dramatically revalue Smithfield's stock to reflect a reduced value based on the issuance of additional shares, resulting in a dramatic adjustment in the actual value of Smithfield's bid. Accordingly, any bid submitted by Smithfield should be either discounted substantially or announced publicly along with its material terms. A public process provides marketplace feedback necessary for proper evaluation by the Special Committee.

  Although we are choosing not to participate in the blind bidding process, we remain the bidder with the best terms and in the best position to close quickly. We are confident that the market will agree with this view. We are intent on acquiring IBP in a transaction that is mutually beneficial to your shareholders and ours, but will now only consider future bids against a known offer, one in which all of the merger terms are fully described. If, however, you choose to exclude Tyson by committing to a transaction with Smithfield behind closed doors and without the benefit of marketplace feedback, we will have no choice but to take our proposal directly to IBP's stockholders and let them decide between Tyson and Smithfield. We would be forced to challenge any arrangement you agree to with Smithfield which includes a break-up fee.

  Upon reflection, we believe you will see that our proposal and the manner in which it is presented will deliver superior value to IBP stockholders. Our challenge to you is to act for the benefit of all stockholders and not acquiesce in granting any break-up fees which deprive stockholders of significant value. If Smithfield is not prepared to participate in the spotlight of publicity, you should sign an agreement with us because our offer is clearly superior. We are not asking for a break-up fee and Smithfield can publicly bid later if it so chooses.

  I look forward to hearing from you and to moving forward on bringing our two great companies together.

                                          Very truly yours,

                                          John H. Tyson
                                          Chairman, President and
                                          Chief Executive Officer

  On December 29, 2000, Tyson filed an Amended Schedule TO with the SEC which summarized the terms of its revised offer and included its proposed contract.

  Following the close of trading on December 29, 2000, Smithfield submitted a revised proposal to the Special Committee for a merger in which each Share would be converted into $30.00 per share in Smithfield stock, subject to a maximum exchange ratio of 1.051 and a minimum exchange ratio of 0.905. In conjunction with the letter outlining its revised proposal, Smithfield delivered a draft merger agreement which provided for, among other things, a termination fee of $50,000,000 plus expenses of up to $7,500,000 payable by either party terminating the agreement for a superior offer, a $10,000,000 fee payable to the Company if the agreement was terminated due to a failure to receive either antitrust approval or Smithfield shareholder approval, and a commitment by Smithfield to use "reasonable best efforts" to obtain necessary regulatory approval. The Smithfield proposal also contemplated certain commitments with respect to divestitures. Smithfield's draft agreement did not provide for the advancement of the termination fee payable to Rawhide to terminate the Rawhide Agreement (the "Rawhide Termination Fee") and conditioned Smithfield's obligation to consummate the transaction on its receipt of an opinion from its independent public accountants that the proposed merger qualified for pooling-of-interests accounting treatment. The draft merger agreement also contemplated that the Company would implement a rights plan in connection with the execution of the merger agreement. Smithfield stated that its proposal was conditioned upon the Special Committee and the Company not disclosing the details of the proposal to any third party, including Tyson or Rawhide, or the media. Smithfield further stated that its offer would expire at 6 P.M. on December 30, 2000.

  On the morning of December 30, 2000, the Special Committee discussed with its advisors the Tyson and the Smithfield proposals. J.P. Morgan provided the Special Committee with its analysis of the relative values of the offers. The Special Committee determined that it would ask each bidder to improve its proposal. The Special Committee authorized Jo Ann Smith, chairperson of the Special Committee, together with the Special Committee's advisors, to ask Smithfield to increase the price proposed to be paid in its offer and to provide a higher degree of certainty as to value by including a cash component, broadening the collar, or providing contingent value rights. It was also determined that Smithfield should be asked to improve the contractual terms of its proposal to, among other things, provide greater certainty of consummation. Ms. Smith and the Special Committee's advisors conveyed this message to Smithfield and its advisors by telephone immediately following the Special Committee meeting. The Special Committee also authorized Ms. Smith, together with the Special Committee's advisors, to ask Tyson to improve the price it proposed to pay and provide a higher degree of certainty as to value through a broadening of the collar, and Ms. Smith and the Special Committee's advisors conveyed the message to Tyson and its advisors by telephone early in the afternoon of December 30th.

  Tyson responded that it would not submit another bid unless it was told the details of Smithfield's bid or given some guidance as to a price the Special Committee would find acceptable.

  Smithfield and its advisors contacted Ms. Smith and the Special Committee's advisors and stated that $30.00 per Share in the form presented previously was its best and final offer. Smithfield stated that it was willing to improve its offer by agreeing to accept some restrictions on the conduct of its business that regulatory authorities might impose in connection with the merger, to drop pooling accounting treatment as a condition to the merger, and to increase the termination fee payable to the Company in the event the agreement was terminated due to a failure to receive either antitrust approval or Smithfield shareholder approval to $15,000,000.

  Following these conversations, the Special Committee reconvened, and Ms. Smith and the Special Committee's advisors described for the Special Committee the responses to the Special Committee's requests for improved bids. The Special Committee determined that in order to solicit another offer from Tyson, it would give Tyson a target price which the Special Committee would consider superior to the Smithfield offer and indicate that it would be prepared to proceed with Tyson to negotiate a definitive contract.

  Based on, among other things, J.P. Morgan's analysis of market sensitivity and volatility and time value differences, the Special Committee concluded that if Tyson increased its bid to $28.50 per Share, 50% of which would be paid in a cash tender offer and 50% of which would be paid in Tyson stock in an exchange offer, subject to a collar, such a transaction would have greater current value and greater certainty than the Smithfield $30 per share all stock proposal.

  Ms. Smith and the Special Committee's advisors conveyed the target price of $28.50 per Share to Tyson following the meeting. Shortly thereafter, Tyson said that it would raise its bid to the target price proposed by the Special Committee, and the parties agreed to work that evening and the next morning to resolve the remaining contractual issues and to finalize the documentation, with the Special Committee and the full Board meeting thereafter to consider the transaction.

  In the early evening of December 30th, representatives of the Special Committee contacted Smithfield and its advisors and informed them that the Special Committee had determined to go "in a different direction."

  On the morning of December 31, 2000, Smithfield delivered a letter to the Special Committee in which it increased its offer to $32.00 per Share payable in Smithfield stock. Smithfield stated that the revised offer was conditioned on the Special Committee not divulging the details of its revised offer and stated that the offer would expire at noon on January 1, 2001. Smithfield orally advised the Special Committee that the bottom end of its collar would be lowered to $28.12 per Smithfield share.

  Early in the afternoon of December 31st, the Special Committee met to consider the new Smithfield proposal. The Special Committee determined that it would advise Tyson that Smithfield had submitted a revised proposal on an unsolicited basis which increased its prior offer by $2.00 per Share in stock, and Ms. Smith and the Special Committee's advisors relayed this message to Tyson.

  In the afternoon of December 31st, Tyson informed the Special Committee that it would submit a proposal in response to the new Smithfield proposal at 9 A.M. on January 1, 2001, but only if the Special Committee committed to definitively accept or reject the proposal by 11 A.M. on January 1, 2001 and agreed to have no communication with Smithfield until such time. The Special Committee met early in the evening of December 31st and agreed to receive Tyson's proposal on January 1st on Tyson's timetable and subject to its restriction on communicating with Smithfield. The Special Committee concluded that its failure to do so or to agree to Tyson's other terms for submission of its new proposal ran the unacceptable risk that Tyson would not submit its proposal, thereby possibly depriving the Company's shareholders of what could be a Tyson bid providing greater value than the latest Smithfield offer. The Special Committee noted that if Tyson did not make an acceptable improvement in its proposal, it would still have the option of accepting Smithfield's latest offer. In addition, the terms of Tyson's proposals to that point had not contained any provisions which would be impediments to further bids by Smithfield.

  At 9 A.M. on January 1, 2001, Tyson submitted a bid of $30.00 per Share on the same terms as had previously been proposed, except for the addition of a $15,000,000 termination fee. Immediately thereafter the Special Committee met, along with its advisors, to consider the revised Tyson proposal. At this meeting the Special Committee, together with its advisors, reviewed the updated Smithfield and Tyson proposals. J.P. Morgan and Peter J. Solomon Limited ("Peter J. Solomon") gave presentations on the financial aspects of the proposals, and each of J.P. Morgan and Peter J. Solomon orally delivered its opinion to the Special Committee that, as of such date, and based upon and subject to certain matters and assumptions, the consideration to be received by Company shareholders pursuant to the Tyson $30.00 per Share offer was fair from a financial point of view to such holders. As more fully described in Item 4(b)(ii) below, representatives of J.P. Morgan also stated that in the scenarios they saw as most likely, Tyson's proposal would have more current value than the Smithfield proposal. Following such presentations and the receipt of such opinions, the Special Committee unanimously determined to recommend the Tyson offer to the full Board.

  Following the Special Committee meeting, the full Board met, along with the Special Committee's advisors. The Special Committee's legal and financial advisors reviewed the Smithfield and Tyson proposals for the full Board. The Special Committee's financial advisors reiterated their opinions as to the fairness of the consideration to be received by Company shareholders pursuant to the Tyson offer from a financial point of view to such holders. J.P. Morgan's representatives repeated their advice that in the scenarios they saw as most likely, the Tyson proposal would have more current value than the Smithfield proposal. Following such presentations, the full Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Exchange Offer and the Merger, and resolved to recommend that the stockholders of the Company accept the Offer and the Exchange Offer and tender their shares to Purchaser.

  Following the Board meeting, the Company advised Tyson of the actions taken by the Special Committee and the Board and notified Rawhide that it was terminating the Rawhide Agreement. The definitive Merger Agreement was executed at 11 A.M. on January 1, 2001. Press releases announcing the transaction were issued in the afternoon of January 1, 2001.

  On January 4, 2001, Smithfield filed Amendment No. 4 to Schedule 13D with the Commission, in which it disclosed that it had sold 2,555,000 shares of IBP Common Stock on January 2 and 3, thus reducing the number of shares of IBP Common Stock that it beneficially owns to 4,409,341, representing approximately 4.2% of the outstanding shares of IBP Common Stock.

  Item 4(b)(ii) of the Schedule 14D-9 is hereby retitled and restated to read in its entirety as follows:

  (b)(ii) Reasons for the Recommendation of the Special Committee and the Board.

  In reaching their recommendations described above in paragraph (a) of this
Item 4, the Special Committee and the Board of Directors considered a number of factors, including the following:

  J.P. Morgan Analysis. In comparing the Tyson $30.00 per Share proposal and the Smithfield $32.00 per Share proposal, the Special Committee and the Board considered the presentation by J.P. Morgan with respect to the relative value of the two proposals. This presentation included an analysis of the time value of money using the face value of the two proposals. The time value analysis considered different scenarios in respect of each proposal hypothesizing a range of time frames for the receipt of the consideration by the Company's shareholders. These scenarios were arrived at based in part upon discussions with representatives of and advisors to each of Tyson and Smithfield regarding their regulatory issues.

  In addition, the Special Committee and the Board considered a sensitivity analysis performed by J.P. Morgan which analyzed the relative value of the two proposals, using the mid-point deal-timing scenarios of the time value analysis, assuming different levels of decline in the share prices of Tyson and Smithfield and taking into account the fact that half of the consideration to be paid under the Tyson proposal would be cash. J.P. Morgan focused its analysis on a range of potential declines for each of Tyson stock and Smithfield stock, which range of potential declines was greater in the case of Smithfield than in the case of Tyson. In making this judgment, J.P. Morgan took into account a number of factors which it reviewed with the Special Committee and the Board, including the relative historical performance of Tyson stock and Smithfield stock, including historical stock price volatility, the reaction of the market to the initial Smithfield proposal for the Company and the reaction of the market to each of the publicly announced Tyson proposals for IBP, the pro forma dilutive/accretive impact of the offers on each of Tyson and Smithfield both with and without anticipated synergies, the comparative effect on the float and volume of the securities of Tyson and Smithfield, the pro forma effect of a transaction with IBP on each of Tyson's and Smithfield's trading multiples, analyst ratings, outlook and comments regarding a combination with IBP, projections of financial performance provided by the management teams of Tyson and Smithfield compared to analyst consensus for Tyson and Smithfield and the fact that it was anticipated that the Smithfield transaction would take a longer time to consummate. In light of these factors, the Special Committee and the Board did not believe it would be prudent in assessing the relative values of the two proposals to assume near term price increases for either Tyson or Smithfield above the high end of their respective collars ($15.40 per share in the case of Tyson, and $33.15 per share in the case of Smithfield). Based upon these analyses,

J.P. Morgan advised the Special Committee and the Board that in the scenarios it saw as most likely, the Tyson proposal would have more current value than the Smithfield proposal, and the Special Committee and the Board considered these analyses in assessing the proposals.

  Timing and Probability of Completion. The Special Committee and the Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for 50.1% of the Shares and an exchange offer for the remainder of the Shares, which should allow stockholders to receive the cash and stock consideration earlier than the stock merger proposed by Smithfield. The Special Committee and the Board considered that the estimated time frame for completing the Tyson transaction was much shorter than the estimated time frame for the Smithfield transaction, thus subjecting the transaction to a lesser degree of risk for elements such as material adverse changes. The Special Committee and the Board considered the anticipated regulatory delays, including the fact that a transaction with Smithfield would likely be subject to greater regulatory scrutiny and delay than a transaction with Tyson. The Special Committee concluded that there were no significant regulatory issues presented by the Tyson proposal and noted that Tyson had agreed to take all actions necessary to gain regulatory approval and was willing to pay to the Company a $70,000,000 "reverse termination fee" if the transaction could not be completed because antitrust approval could not be obtained. The Special Committee concluded that there were substantive antitrust issues presented by a combination with Smithfield, and that while Smithfield had indicated a willingness to undertake certain divestitures and agree to some restrictions on the conduct of its business to address those issues, and the Special Committee believed that such divestitures and agreements should result in a successful resolution of those issues, the Special Committee nevertheless concluded that there would likely be significant political opposition to a transaction with Smithfield, introducing a further element of uncertainty as to ultimate consummation and timing. In addition, Smithfield was only willing to commit to a $15 million termination fee if its transaction could not be completed because antitrust approval could not be obtained.

  Other Consummation Risk. The Special Committee and the Board considered the relative consummation risk inherent in the Tyson and Smithfield proposals separate and apart from the political and regulatory risk of non-consummation described above. Tyson's obligation to consummate the Offer, the Exchange Offer and the Merger is subject to a limited number of conditions, with no financing condition and the Tyson shareholder approval is assured as a result of a voting agreement with its principal shareholder. By contrast, the Smithfield proposal was conditioned upon Smithfield shareholder approval, although Smithfield was willing to pay the Company $15,000,000 if Smithfield shareholder approval was not obtained and $50,000,000, plus up to $7,500,000 million in expenses, if such approval was not obtained as a result of a superior proposal to acquire Smithfield.

  Subsequent Proposals. The Special Committee and the Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a bona fide acquisition proposal that the Special Committee determine in good faith (after consultation with a financial advisor of national reputation and taking into account all the terms and conditions) is likely to result in a proposal which is more favorable from a financial point of view than the transactions contemplated by the Merger Agreement and is reasonably capable of being completed. The Special Committee and the Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things, (i) the Company gives Tyson at least three business days' notice in writing that it intends to enter into an agreement for such superior transaction, (ii) Tyson is permitted to make a new offer, which will be considered by the Special Committee in good faith and (iii) the Company pays Tyson a $15,000,000 termination fee as well as reimbursing the amounts advanced to the Company by Tyson to pay the Rawhide Termination Fee and paying Tyson $7,500,000 as reimbursement for its expenses. The Special Committee and the Board considered that these provisions of the Merger Agreement were unlikely to deter third parties who might be interested in exploring an acquisition of the Company. The Special Committee and the Board considered that, by contrast, Smithfield requested a $50,000,000 termination fee plus up to $7,500,000 in expenses and was unwilling to advance the Company the funds necessary to pay the termination fee and reimburse expenses under the Rawhide Agreement.

  Fairness Opinions. The Special Committee and the Board considered presentations from J.P. Morgan and Peter J. Solomon and the opinions of J.P. Morgan and Peter J. Solomon, dated January 1, 2001, that, based upon and subject to certain considerations and assumptions, the amended purchase price and exchange ratio to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. Copies of each of the opinions rendered by J.P. Morgan and Peter J. Solomon to the Special Committee, setting forth the procedures followed, the matters considered and the assumptions made by each of J.P. Morgan and Peter J. Solomon in arriving at its opinion, are attached as Annexes A and B hereto, respectively, and incorporated herein by reference. Stockholders are urged to read these opinions in their entirety. The Special Committee and the Board were aware that J.P. Morgan becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

  Transaction Financial Terms/Premium. The Special Committee and the Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares and to the price in the Rawhide Agreement. The Offer Price represents a 34.8% premium over the $22.25 per share price in the Rawhide Agreement. The Special Committee and the Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Special Committee and the Board were aware that the Board of Directors' fiduciary duty to IBP shareholders had changed as a result of the decision to enter into the Rawhide Agreement from the preservation of IBP as a corporate entity to the maximization of IBP's current value at a sale for the shareholders' benefit. The Special Committee and the Board determined that both the Tyson proposal and the Smithfield proposal provided substantially greater value than the Rawhide Agreement. The Special Committee and the Board were aware that the cash consideration received by the holders of Shares in the Offer would be taxable to such holders for federal income tax purposes.

  Potential Conflicts of Interest. The Special Committee and the Board were aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, director or affiliates, on the other hand, in the Offer, the Exchange Offer and the Merger (as described under Item 3 above).

  The foregoing includes the material factors considered by the Special Committee and the Board. In view of its many considerations, the Special Committee and the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Special Committee and the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined to recommend the Merger Agreement to the Board and the Board unanimously determined to approve the Merger Agreement and the transactions contemplated thereby and recommend that holders of Shares tender their Shares in the Offer.

  The Schedule 14D-9 is hereby amended and supplemented by adding the following Items 4(b)(iii) and (iv):

    (iii) Opinion of Financial Advisor--J.P. Morgan

  Pursuant to an engagement letter dated July 21, 2000, the Special Committee retained J.P. Morgan to act as the Special Committee's financial advisor in connection with a proposed transaction. At the Special Committee meeting on January 1, 2001, J.P. Morgan gave its oral opinion, confirmed in writing, to the Special Committee that, as of that date and on the basis of and subject to the matters described in the opinion, each of the Offer Price to be paid in the Offer and the exchange ratio proposed in the Exchange Offer and Merger is fair, from a financial point of view, to the IBP stockholders.

  We have attached as Annex A to this Statement and have incorporated by reference the full text of the written opinion of J.P. Morgan dated January 1, 2001, which sets forth the assumptions made, matters considered and limits on the review undertaken. We urge you to read the opinion in its entirety. The summary of the opinion of J.P. Morgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.

  J.P. Morgan's opinion is addressed to the Special Committee, is directed only to the consideration to be received by the stockholders in the Offer, the Exchange Offer and the Merger (the "Transaction") and does not constitute a recommendation to any stockholder as to how to vote or whether to tender with respect to the Transaction.

  In arriving at its opinion, J.P. Morgan reviewed, among other things:

  .  the Offer to Purchase, dated December 12, 2000;

  .  the Merger Agreement;

  . certain publicly available information concerning the business of the Company, Tyson and of certain other companies in the meat processing and branded foods sector and the reported market prices for such other companies' securities;

  . publicly available terms of certain transactions involving companies in the meat processing and branded foods sector and the consideration received for such companies;

  . current and historical market prices of IBP Common Stock and Tyson Class A Common Stock;

  . IBP's audited financial statements for the fiscal year ended December 31, 1999, and IBP's unaudited financial statements for the period ended September 30, 2000;

  . Tyson's audited financial statements for the fiscal year ended October 2, 2000; and Tyson's unaudited financial statements for the period ended July 1, 2000;

  . certain internal financial analyses and forecasts prepared by IBP's management; and

  .  the terms of other business combinations J.P. Morgan deemed relevant.

  In addition, J.P. Morgan held discussions with certain members of the management of IBP and Tyson with respect to certain aspects of the Transaction, and IBP's and Tyson's past and current business operations, IBP's and Tyson's financial condition and future prospects and operations, the effects of the Transaction on IBP's and Tyson's financial condition and future prospects, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan also reviewed other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

  In giving its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company or Tyson or otherwise reviewed by J.P. Morgan, and has not assumed any responsibility or liability for such information. J.P. Morgan did not conduct any valuation or appraisal of any assets or liabilities, and no such valuations or appraisals provided to J.P. Morgan. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by IBP's and Tyson's management as to the expected future results of IBP's and Tyson's operations and IBP's and Tyson's financial condition to which such analyses or forecasts relate. J.P. Morgan also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, Tyson and IBP's representatives, and that the other transactions contemplated by the Merger Agreement will be consummated as described in such agreement. J.P. Morgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

  In its opinion, J.P. Morgan noted that it was familiar with the terms of an alternative merger transaction with the Company proposed by Smithfield concurrently with the negotiation of the Tyson transaction and that it participated in negotiations with respect to such alternative transaction. J.P. Morgan noted that it took such facts into account in rendering its opinion.

  As is customary in the rendering of fairness opinions, J.P. Morgan based its opinion on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan, as of January 1, 2001. Subsequent developments may affect J.P. Morgan's opinion and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. J.P. Morgan's opinion expressed no opinion as to the price at which the Tyson Class A Common Stock will trade at any time.

  In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses performed by J.P. Morgan in connection with its opinion. IBP has presented some of the summaries of the financial analyses in tabular format. In order to understand the financial analyses used by J.P. Morgan more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of J.P. Morgan's financial analyses.

  Historical Common Stock Performance. J.P. Morgan conducted a historical analysis of the closing price of IBP's Common Stock based on closing prices on the New York Stock Exchange and also examined prices of other companies in the meat processing and branded foods sector.

  . J.P. Morgan noted that in the three-month period prior to October 1, 2000 (the date of announcement of the Rawhide Agreement), IBP's stock price ranged between $14.125 and $18.313 per Share.

  . J.P. Morgan also pointed out that IBP's stock in the period from August 9, 2000 (the date of DLJ's first indicative offer to purchase the Company) until September 29, 2000, outperformed the stocks of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc., Tyson, Pilgrim's Pride Corporation and Sanderson Farms, as well as the S&P 500 index. Specifically, IBP's Common Stock appreciated 20.6% over this period while the S&P 500 was down 1.6%. The stock prices of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson appreciated between 0.2% and 4.6% over this period.

  . J.P. Morgan also found that in the one-year period prior to October 1, 2000, IBP's stock price ranged between $11.188 and $25.00 per share. In addition, IBP's Common Stock generally followed the trend of an index comprised of the equally weighted stock prices of Pilgrim's Pride Corporation, Sanderson Farms, WLR Foods Inc., Cagle's, Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson.

  . J.P. Morgan also noted that in the three-year period prior to October 1, 2000, IBP's stock price ranged between $11.188 and $29.250 per share. In addition, IBP's Common Stock performed in line with an index comprised of the equally weighted stock prices of Pilgrim's Pride Corporation, Sanderson Farms, WLR Foods Inc., Cagle's, Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc. and Tyson.

  . J.P. Morgan also found that in the period from October 1, 2000 until December 29, 2000 (the last trading date prior to the announcement of the Transaction), IBP's stock price ranged between $20.1875 and $26.75 per share.

  . J.P. Morgan also pointed out that in the period from October 1, 2000 until December 29, 2000, the common stocks of Smithfield, Hormel Foods Corporation, ConAgra Foods, Inc., Tyson, Pilgrim's Pride Corporation, Sanderson Farms, WLR Foods Inc. and Cagle's appreciated between 3.2% and 29.6% while the S&P 500 index declined 8.1%.

  . J.P. Morgan also noted that in the period from December 4, 2000 (the first trading date after Tyson publicly announced its proposal to acquire IBP for $26 per Share) until December 29, 2000 (the last trading date prior to the announcement of the Tyson transaction and the trading day following Tyson's public announcement of its intention to acquire IBP for $27 per Share) Tyson's closing stock price ranged between $11.75 and $12.75 per share. J.P. Morgan also noted that the intraday low reached by Tyson's Class A Common Stock over such period was $10.8125. J.P. Morgan also highlighted that Tyson Class A Common Stock closed at $12.75 on December 28, 2000 and December 29, 2000 and that Tyson made a public announcement regarding its intention to acquire IBP for $27 per Share after the market close on December 28, 2000.

  Analysis of Premium. J.P. Morgan calculated the premium implied by $30 per Share relative to certain base prices.

  The table below sets forth J.P. Morgan's premium analysis:

                                                          Base     Premium
   Description of base                                   Price  implied by $30
   -------------------                                   ------ --------------
   DLJ's first offer (August 9)......................... $15.19      97.5%
   Last trading day before announcement of Rawhide
    Agreement (Sept. 29)................................  18.31      63.8%
   1 year prior(/1/) average............................  17.13      75.1%
   1 year prior(/1/) high...............................  25.00      20.0%
   3 year prior(/1/) high...............................  29.25       2.6%
   1 year prior(/1/) low................................  11.19     168.2%
   3 year prior(/1/) low................................  11.19     168.2%

--------
(/1/)All periods prior to October 1, 2000

  J.P. Morgan noted that the premium analysis does not constitute a valuation technique as such, but serves as a comparison of the proposed transaction price to various base prices.

  Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for IBP's Common Stock. J.P. Morgan utilized projections provided by IBP's management team. These projections were provided to both Tyson and Smithfield. IBP does not as a matter of course make public forecasts as to future revenues, earnings or other financial information, and the projections were not prepared with a view to public disclosure.

  The following table sets forth the summary of these projections:

                           2000     2001     2002     2003     2004     2005
                          -------  -------  -------  -------  -------  -------
                             $ millions (except per share and per head
                                           information)
Revenues................  $16,600  $17,300  $18,000  $18,600  $18,800  $19,500
% change................     13.4%     4.2%     4.0%     3.3%     1.1%     3.7%
Earnings Before
 Interest, Taxes,
 Depreciation and
 Amortization (EBITDA)..  $   634  $   647  $   759  $   850  $   938  $ 1,018
% margin................      3.8%     3.7%     4.2%     4.6%     5.0%     5.2%
Earnings Before Interest
 and Taxes (EBIT).......  $   473  $   446  $   543  $   619  $   693  $   760
% margin................      2.8%     2.6%     3.0%     3.3%     3.7%     3.9%
Net Income..............  $   200  $   212  $   277  $   332  $   388  $   439
Earnings Per Share
 (EPS)..................  $  2.21  $  1.98  $  2.58  $  3.10  $  3.61  $  4.09
Capital expenditures....  $   453  $   331  $   300  $   300  $   300  $   300
Beef EBIT/head..........  $  24.8  $  16.5  $  15.0  $  16.5  $  16.5  $  17.5
Pork EBIT/head..........      3.9      4.8      4.8      4.8      4.8      4.8
Total Fresh Meats EBIT..      420      309      362      391      420      462
Foodbrands EBIT.........       53      137      181      228      273      297

  The management projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding prospective financial information. In addition the management projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The management projections reflect numerous assumptions, all made by IBP management, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond IBP's control. Accordingly, there can be no assurance that the assumptions made in preparing the management projections will prove accurate and actual results may be materially greater or less than those contained in the management projections.

  The inclusion of the management projections in this Statement should not be regarded as an indication that IBP, Tyson or Purchaser or any of IBP's, Tyson's or Purchaser's respective representatives, or respective officers and directors, consider such information to be an accurate prediction of future events or necessarily achievable. In light of the uncertainties inherent in forward looking information of any kind, IBP cautions against reliance on such information. IBP does not intend to update or revise the management projections to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, unless required by law.

  J.P. Morgan calculated the unlevered free cash flows that IBP is expected to generate during fiscal years 2001 through 2005 based on management projections. J.P. Morgan also calculated a range of terminal asset values of IBP at the end of fiscal 2005 by calculating a range of terminal cash flows by valuing such terminal cash flows as growing perpetuities. J.P. Morgan developed terminal cash flows based upon EBIT margins and growth rates taking into account EBIT margins and growth rates achieved by IBP over the last 10 years and EBIT margins and growth rates predicted by management for the fiscal years 2000 through 2005. Specifically, J.P. Morgan utilized a terminal EBIT margin of 3.9% and terminal sales growth rates of 1.0% to 2.0%. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.00% to 11.00%, which were chosen by J.P. Morgan based upon an analysis of

IBP's weighted average cost of capital. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for IBP's estimated October 1, 2000 excess cash, option exercise proceeds and total debt. Based on the projections and a range of discount rates from 9.50% to 10.50%, the discounted cash flow analysis indicated a range of equity values of between $23 and $31 per Share.

  Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data, ratios and multiples of IBP with similar data, ratios and multiples for selected publicly traded companies engaged in the meat processing and branded foods sector. J.P. Morgan noted that it did not deem these companies fully comparable to IBP and thus evaluated this information for reference only.

  The companies selected by J.P. Morgan were:

  Smithfield
  Hormel Foods Corporation
  ConAgra Foods, Inc.
  Tyson

  For each of these companies, J.P. Morgan measured publicly available financial performance through the twelve months ended June 30, 2000. In addition, J.P. Morgan derived estimates of sales, EBITDA, and net income for calendar years 2000 and 2001 from public equity analyst estimates. The analysis produced a range of multiples for firm value (which J.P. Morgan defined, for purposes of its analyses, as market value of common equity and preferred stock plus debt net of cash and marketable securities and minority interest) over various estimated financial benchmarks, including sales and EBITDA, and for the market value of common equity (price) over earnings (the price-to-earnings multiple or P/E). The analysis indicated firm value to projected 2000 EBITDA multiples of 6.8x to 9.4x and firm value to projected 2001 EBITDA of 6.1x to 8.2x. The analysis also showed multiples of price to latest twelve months earnings of 12.5x to 19.0x, 2000 P/E ratios of 12.5x to 18.9x and 2001 P/E ratios of 10.0x to 16.0x. In addition, the analysis showed multiples of equity value to book value ranging from 1.3x to 3.6x.

  J.P. Morgan noted that, utilizing IBP management projections, the Transaction implies multiples of firm value to projected 2000 EBITDA and 2001 EBITDA of 7.5x and 7.3x, respectively. In addition, J.P. Morgan noted that the implied 2000 P/E multiple in the Transaction is 13.6x and the implied 2001 P/E multiple is 15.2x.

  Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions and transaction proposals involving companies in the meat processing and branded foods industry. J.P. Morgan noted that it did not deem these transactions fully comparable to the Transaction and thus evaluated this information for reference only.

  Specifically, J.P. Morgan reviewed the following transactions:

   Date                   Target                             Acquiror
   ----                   ------                             --------
   Sep-
    00    WLR Foods, Inc.                         Pilgrim's Pride Corporation
   Dec-
    99    Corporate Brand Food America, Inc.      IBP
   Dec-
    99    Seaboard Corporation--poultry division  ConAgra Foods, Inc.
   Sep-
    99    Tyson--pork division                    Smithfield
   Sep-
    99    Murphy Farms, Inc.                      Smithfield
   Jul-
    99    Thorn Apple Valley, Inc.                IBP
   Feb-
    99    Carroll's Foods, Inc.                   Smithfield
   Dec-
    98    Ross Breeders                           Investor Group
   Jul-
    98    Nestle USA, Inc.--Libby's division      International Home Foods, Inc.
   Jan-
    98    Goodmark Foods, Inc.                    ConAgra Foods, Inc.
   Dec-
    97    Schneider Corporation                   Smithfield
   Sep-
    97    Hudson Foods, Inc.                      Tyson
   Sep-
    97    Golden Poultry Co., Inc.                Gold Kist, Inc.
   Mar-
    97    Foodbrands America, Inc.                IBP
   Sep-
    95    Cargill, Inc.--boiler and McCarty units Tyson
   Jan-
    94    WLR Foods, Inc.                         Tyson
   Aug-
    89    Holly Farms Corporation                 Tyson

  J.P. Morgan calculated a range of multiples of firm value to EBITDA for the twelve month periods prior to the respective transaction announcements implied in these transactions. J.P. Morgan noted that the range of EBITDA multiples implied by these transactions ranged from 5.0x to 12.6x. J.P. Morgan noted that, utilizing management projections, the Transaction implies multiples of firm value to projected 2000 EBITDA of 7.5x.

  Pro forma combination analysis. J.P. Morgan analyzed the pro forma impact of the Transaction on Tyson's cash and reported earnings per share, consolidated capitalization and financial ratios using IBP management projections for IBP and projections developed by J.P. Morgan based on analysts consensus earnings estimates for Tyson as reported by I/B/E/S. Incorporating assumptions with respect to various structural considerations, transaction and financing costs and Tyson estimated synergies, the combination was accretive to Tyson's cash and reported earnings per share in 2001 and 2002.

  The summary set forth above is not a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that you must consider its opinion, the summary and its analyses as a whole. Selecting portions of this summary and these analyses, without considering the analyses as a whole, would create an incomplete view of the processes underlying the analyses and opinion. In arriving at its opinion, J.P. Morgan considered the results of all of the analyses as a whole. No single factor or analysis was determinative of J.P. Morgan's fairness determination. Rather, the totality of the factors considered and analyses performed operated collectively to support its determination. J.P. Morgan based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry specific factors. This summary sets forth under the description of each analysis the other principal assumptions upon which J.P. Morgan based that analysis. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, these forecasts and analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Therefore, neither IBP nor J.P. Morgan nor any other person assumes responsibility if future results are materially different from those forecasted.

  As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. The Special Committee selected J.P. Morgan to deliver an opinion with respect to the proposed merger on the basis of such experience.

    (iv) Opinion of Financial Advisor--Peter J. Solomon

  PJSC has acted as financial advisor to the Special Committee in connection with the Transaction. At the January 1, 2001 meeting of the Special Committee, PJSC delivered its oral opinion to the Special Committee, subsequently confirmed in a written opinion dated January 1, 2001 (the "PJSC Opinion"), to the effect that, based upon and subject to various considerations set forth in such opinion, as of January 1, 2001, the consideration proposed to be paid to the holders of IBP Common Stock in the Transaction is fair from a financial point of view to the holders of IBP Common Stock. No limitations were imposed by the Special Committee upon PJSC with respect to investigations made or procedures followed by PJSC in rendering the PJSC Opinion.

  The full text of the PJSC Opinion, which sets forth assumptions made, procedures followed, matters considered, limitations on and scope of the review by PJSC in rendering the PJSC Opinion, is attached to this statement as Annex B and is incorporated by reference herein. The PJSC Opinion is directed only to the fairness of the consideration proposed to be paid to the holders of IBP Common Stock in the transaction from a financial point of view, has been provided to the Special Committee in connection with its evaluation of the transaction, does not address any other aspect of the transaction and does not constitute a recommendation to any holder of IBP Common Stock as to whether or not such holder should tender any shares of IBP Common Stock in the offer or exchange offer or how to vote at any shareholders meeting with respect to the merger. The summary of the PJSC Opinion set forth in this statement is qualified in its entirety by reference to the full text of such opinion. holders of IBP Common stock are urged to read the PJSC Opinion carefully and in its entirety.

  In connection with the PJSC Opinion, PJSC:

  . reviewed certain publicly available financial statements and other information of IBP and Tyson, respectively;

  . reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of IBP;

  . reviewed certain financial forecast information for IBP and Tyson furnished to PJSC by the management of IBP and Tyson, respectively;

  . discussed the past and current operations and financial condition of IBP, as well as its business and prospects with management of IBP;

  . reviewed the reported prices and trading activity of IBP Common Stock and Tyson Class A Common Stock;

  . compared the financial performance and condition of IBP and Tyson and the reported prices and trading activity of IBP Common Stock and Tyson Class A Common Stock with that of certain other comparable publicly traded companies and their securities;

  . reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

  .  participated in certain discussions with representatives of IBP;

  .  reviewed a draft of the Merger Agreement;

  . considered the terms proposed by a third party for a merger transaction with the Company, and the negotiations relating thereto; and

  . performed such other analyses and took into account such other matters as PJSC deemed appropriate.

  In arriving at the PJSC Opinion, PJSC was not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

  PJSC assumed and relied upon the accuracy and completeness of the information reviewed by PJSC for the purposes of the PJSC Opinion, and PJSC did not assume any responsibility for independent verification of such information. With respect to the financial forecast information, PJSC assumed that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of IBP and Tyson, respectively. PJSC further assumed that the final form of the Merger Agreement would be substantially the same as the last draft reviewed by PJSC. PJSC did not made any independent valuation or appraisal of the assets or liabilities of IBP or Tyson, nor was PJSC furnished with any such valuation or appraisal. PJSC did not assume any obligation to conduct any physical inspection of the properties or facilities of IBP or Tyson. The PJSC opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to PJSC as of, January 1, 2000. Although subsequent developments may affect the PJSC Opinion, PJSC does not have any obligation to update, revise or reaffirm its opinion.

  The forecasts or projections furnished to PJSC for IBP and Tyson were prepared by the management of IBP and Tyson, respectively. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of IBP and Tyson, including, without limitation, general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates.

  The following summarizes the significant financial analyses performed by PJSC and reviewed with the Special Committee on January 1, 2001 in connection with the delivery of the PJSC Opinion:

  IBP Common Stock Performance. PJSC reviewed the closing prices and trading volumes of IBP Common Stock on the New York Stock Exchange from September 29, 1997 to December 29, 2000 (the last trading day prior to the announcement of the Merger Agreement). During the period from September 29, 1997 to September 29, 2000 (the last trading day prior to the announcement of the Rawhide Agreement), the high closing price for IBP Common Stock was $29.25 per share and the low closing price was $11.19 per share. During the twelve months ended September 29, 2000, the high closing price for IBP Common Stock was $25.00 per share and the low closing price was $11.19 per share. During the period from October 2, 2000 to December 29, 2000, the high closing price for IBP Common Stock was $26.75 per share and the low closing price was $20.19 per share.

  Tyson Common Stock Performance. PJSC reviewed the closing prices and trading volumes of Tyson Class A Common Stock on the New York Stock Exchange from December 29, 1997 to December 29, 2000 and Tyson's indexed price performance from January 3, 2000 to December 29, 2000 relative to the S&P 500 Index and IBP's indexed price performance. During the period from December 29, 1997 to December 29, 2000, the high closing price for Tyson Class A Common Stock was $25.38 per share and the low closing price was $8.56 per share. During the twelve months ended December 29, 2000, the high closing price for Tyson Class A Common Stock was $17.19 per share and the low closing price was $8.56 per share. During the period from January 3, 2000 to September 29, 2000 (the last trading day prior to the announcement of the Rawhide Agreement), Tyson's stock price declined 37.7%, the S&P 500 Index declined 1.3% and IBP's stock price appreciated 4.3%. During the twelve months ended December 29, 2000, Tyson's stock price declined 20.6%, the S&P 500 Index declined 9.3% and IBP's stock price appreciated 52.3%.

  Analysis of Selected Publicly Traded Comparable Companies. Using publicly available information, PJSC reviewed and compared selected financial data of IBP with similar data of the following group of publicly traded companies engaged in the meat processing and branded meats industry: ConAgra, Inc.; Pilgrim's Pride Corporation; Hormel Foods Corporation; Smithfield; Tyson; and WLR Foods, Inc. (collectively "PJSC Comparable Companies").

  PJSC calculated and compared various financial multiples and ratios, including, among other things, the stock price per share as a multiple of estimated EPS for the calendar years 2000 and 2001, based upon EPS estimates from First Call Investment Research as of December 29, 2000 (except for Tyson, for which EPS estimates are from the Tyson management projections), and enterprise value (which represents total equity value plus book values of total debt, preferred stock and minority interests less cash) ("Enterprise Value") as a multiple of estimated EBIT and EBITDA for calendar year 2000, based on estimates from public equity analysts (except for Tyson, for which estimates are from the Tyson management projections). Based on this data as of December 29, 2000, PJSC developed (i) a range of closing stock prices to 2000 estimated EPS of 11.0x to 15.0x for the PJSC Comparable Companies compared to 13.6x for IBP at the Offer Price; (ii) a range of closing stock prices to 2001 estimated EPS of 8.5x to 13.5x for the PJSC Comparable Companies compared to 15.2x for IBP at the Offer Price; (iii) a range of Enterprise Value to 2000 estimated net sales of 20.0% to 70.0% for the PJSC Comparable Companies compared to 28.0% for IBP at the Offer Price; (iv) a range of Enterprise Value to 2000 estimated EBIT of 9.5x to 13.0x for the PJSC Comparable Companies compared to 9.9x for IBP at the Offer Price; and (v) a range of Enterprise Value to 2000 estimated EBITDA of 5.5x to 7.5x for the PJSC Comparable Companies compared to 7.1x for IBP at the Offer Price.

  Analysis of Selected Comparable Transactions. Using publicly available information, PJSC reviewed certain mergers and acquisitions transactions in the meat processing and branded meats industry. PJSC calculated the equity value paid by selected acquirors in the transactions as a multiple of latest twelve months ("LTM") net income and the Enterprise Value paid by selected acquirors as a multiple of LTM sales, EBIT and EBITDA. This analysis resulted in (i) a range of equity value to LTM net income multiples of 12.0x to 20.0x compared to an equity value to estimated 2000 net income multiple of 13.6x for IBP at the Offer Price; (ii) a range of Enterprise Value to LTM sales multiples of 35.0% to 70.0% compared to an Enterprise Value to estimated 2000 sales multiple of 28.0% for IBP at the Offer Price; (iii) a range of Enterprise Value to LTM EBIT multiples of 9.0x to 12.5x compared to an Enterprise Value to estimated 2000 EBIT multiple of 9.9x for IBP at the Offer Price; and (iv) a range of Enterprise Value to LTM EBITDA multiples of 7.0x to 9.0x compared to an Enterprise Value to estimated 2000 EBITDA multiple of 7.1x for IBP at the Offer Price.

  Discounted Cash Flow Analysis. PJSC performed a discounted cash flow analysis to calculate the net present value per share of IBP Common Stock based on the IBP management projections for the fiscal years (ending December) 2001 to 2004. In performing its discounted cash flow analysis, PJSC considered various assumptions that it deemed appropriate based on a review with the management of IBP of IBP's prospects and risks. PJSC believed it appropriate to utilize various discount rates ranging from 9.0% to 11.0% and EBITDA terminal value multiples ranging from 5.0x to 7.0x to apply to forecasted EBITDA for the fiscal year 2004. These terminal value multiples and discount rates implied perpetuity cash flow growth rates of 1.9% to 5.7%.

  Based on the foregoing, this analysis yielded a range of net present values from $22.00 to $36.00 per share for IBP if IBP were to perform on a stand alone basis, without giving effect to any cost savings or synergies (the "Cost Savings") as estimated by the management of Tyson to be realized in the Merger.

  Premium Analysis. PJSC reviewed certain mergers and acquisitions transactions in the meat processing and branded meats industry and certain transactions with Enterprise Values between $1.0 billion and $10.0 billion for the period from December 29, 1997 to December 29, 2000 (source: Securities Data Corporation) and calculated premiums paid in these transactions relative to prevailing market prices one day, one week and one month prior to the announcement of these transactions. This review resulted in (i) a median premium paid relative to the prevailing market price one day prior to announcement of 23.0% for selected transactions in the meat processing and branded meats industry and 28.2% for selected transactions with Enterprise Values between $1.0 billion and $10.0 billion compared to a premium of 63.8% to IBP's closing price on September 29, 2000 (one trading day prior to announcement of the Rawhide Agreement) at the Offer Price; (ii) a median premium paid relative to the prevailing market price one week prior to announcement of 34.0% for selected transactions in the meat processing and branded meats industry and 36.0% for selected transactions with Enterprise Values between $1.0 billion and $10.0 billion compared to a premium of 71.4% to IBP's closing price on September 25, 2000 (one week prior to announcement of the Rawhide Agreement) at the Offer Price; and (iii) a median premium paid relative to the prevailing market price one month prior to announcement of 29.9% for selected transactions in the meat processing and branded meats industry and 41.2% for selected transactions with Enterprise Values between $1.0 billion and $10.0 billion compared to a premium of 87.5% to IBP's closing price on September 1, 2000 (one month prior to announcement of the Rawhide Agreement) at the Offer Price.

  Pro Forma Merger Analysis. PJSC analyzed certain pro forma effects of the Transaction on Tyson's EPS for the fiscal years ending September 30, 2001, 2002, 2003 and 2004, assuming the Transaction is completed on March 31, 2001. Such analysis was based upon the IBP management projections and the Tyson management projections. PJSC analyzed the impact of the Merger both including and excluding amortization of goodwill created in the Transaction and both with and without giving effect to the Cost Savings. Including amortization of goodwill created in the Transaction, the Transaction would be accretive by 10.4%, 4.3%, 13.1% and 19.2% to Tyson's fiscal year 2001, 2002, 2003 and 2004
EPS, respectively, without the Cost Savings, and the Transaction would be accretive by 28.4%, 20.8%, 27.9% and 32.4% to Tyson's fiscal year 2001, 2002,
2003 and 2004 EPS, respectively, with the Cost Savings. Excluding amortization of goodwill created in the Transaction, the Transaction would be accretive by 25.2%, 17.9%, 25.3% and 30.0% to Tyson's fiscal year 2001, 2002, 2003 and 2004
EPS, respectively, without the Cost Savings, and the Transaction would be accretive by 43.3%, 34.4%, 40.0% and 43.2% to Tyson's fiscal year 2001, 2002,
2003 and 2004 EPS, respectively, with the Cost Savings.

  In arriving at the PJSC Opinion, PJSC performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, PJSC did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, PJSC believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying the PJSC Opinion.

  In performing its analyses, PJSC relied on numerous assumptions made by the management of IBP and Tyson and made numerous judgments of its own with regard to current and future industry performance, general business and economic conditions and other matters, many of which are beyond the control of IBP and Tyson. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by PJSC are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PJSC's analysis of the fairness of the consideration proposed to be paid to the holders of IBP Common Stock pursuant to the Merger Agreement from a financial point of view and were provided to the Special Committee in connection with the delivery of the PJSC Opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. Since such estimates are inherently subject to uncertainty, none of IBP, Tyson, PJSC or any other person assumes responsibility for their accuracy. With regard to the comparable public company analysis and the comparable transactions analysis summarized above, PJSC selected comparable public companies on the basis of various factors for reference purposes only; however, no public company or transaction utilized as a comparison is fully comparable to IBP or the Transaction. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which IBP and the Transaction are being compared. In addition, as described above, the PJSC Opinion and the information provided by PJSC to the Special Committee were two of many factors taken into consideration by the Special Committee in making its determination to approve the Transaction. Consequently, the PJSC analyses described above should not be viewed as determinative of the opinion of the Special Committee or the view of IBP management with respect to the value of IBP.

  As part of its investment banking activities, PJSC is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes. The Special Committee selected PJSC to deliver an opinion with respect to the Transaction on the basis of such experience.

  Item 4(c) of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

  (c) Intent to Tender.

  After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who or which owns Shares intends to tender such Shares in the Offer. The foregoing does not apply to any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

  Item 5 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  Except as described herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, Exchange Offer or Merger.

  (a) J.P. Morgan

  Pursuant to an engagement letter dated July 21, 2000, the Company formally retained J.P. Morgan to render financial advisory services to the Company in connection with the Rawhide transaction and certain related matters. Pursuant to its engagement, J.P. Morgan received $1.0 million at the signing of the engagement and will receive an additional $4.0 million upon consummation of a transaction. J.P. Morgan will also be reimbursed for its reasonable expenses. In addition, the Company will indemnify J.P. Morgan and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. For your information, J.P. Morgan's parent company, J.P. Morgan & Co. Incorporated, recently merged with The Chase Manhattan Corporation to form J.P. Morgan Chase & Co. ("J.P. Morgan Chase"). J.P. Morgan has advised the Company that affiliates of J.P. Morgan Chase may from time to time perform certain financial advisory and other commercial and investment banking services for the Company or Tyson, for which they receive customary compensation. Specifically, affiliates of J.P. Morgan Chase may be arranging or providing financing to Tyson in connection with the Transaction, for which they would receive customary compensation. In the ordinary course of their businesses, affiliates of J.P. Morgan Chase may actively trade the debt and equity securities or senior loans of IBP or Tyson, as applicable, for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

  (b) PJSC.

  Pursuant to an engagement letter dated December 15, 2000, the Company formally retained Peter J. Solomon to render financial advisory services to the Company in connection with a possible acquisition of the Company and certain related matters. Pursuant to its engagement, Peter J. Solomon became entitled to receive $750,000 on the date on which it delivered a fairness opinion to the Company. Peter J. Solomon will also be reimbursed for its reasonable expenses. In addition, the Company will indemnify Peter J. Solomon and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

  (c) Corporate Investor Communications, Inc.

  The Company also retained Corporate Investor Communications, Inc. ("CIC") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Rawhide Agreement. The Company will pay CIC $8,000 and will reimburse CIC for its reasonable out-of-pocket expenses incurred in connection therewith. The Company also agreed to indemnify CIC against various liabilities relating to its engagement.

  Item 6 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement.

  Item 7 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof:
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to one or more events referred to in the first paragraph of this Item 7.

  Item 8 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 8. ADDITIONAL INFORMATION.

  INFORMATION STATEMENT. The Information Statement attached as Annex C to this Statement is being furnished in connection with the possible designation by Tyson, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board other than at a meeting of the Company's stockholders.

  DGCL. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  Under the DGCL, if Purchaser acquires, pursuant to the Offer, the Exchange Offer or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer, the Exchange Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time may be required to effect the Merger.

  REGULATORY APPROVALS.

  United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, Tyson filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on December 12, 2000. Absent a request for additional information, the initial waiting period applicable to the purchase of Shares pursuant to the Offer was to expire at 11:59 p.m., New York City time, on Wednesday, December 27, 2000. On December 28, 2000, Tyson announced that, prior to the expiration of the waiting period, the Antitrust Division extended the waiting period by requesting additional information from Tyson. Therefore, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after Tyson's substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

  The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Tyson or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser and Tyson have advised the Company that they do not, believe that the consummation of the Offer, Exchange Offer and Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer, Exchange Offer or Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Tyson has committed in the Merger Agreement that it will take whatever actions are necessary to eliminate any impediment under any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Offer, Exchange Offer or Merger.

  OTHER FILINGS. Tyson and the Company each conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and where necessary, the parties intend to make such filings.

  SHAREHOLDER LITIGATION. Between October 2 and November 1, 2000, fourteen actions were filed in the Delaware Court of Chancery entitled: Baruch Mappa v. Richard L. Bond et al., Civil Action No. 18373-NC; Michael Taragin v. Richard
L. Bond et al., Civil Action No. 18374-NC; David Shaev v. Rawhide Acquisition Corporation et al., Civil Action No. 18375-NC; Charles Miller v. Richard L. Bond et al., Civil Action No. 18376-NC; Olga Fried v. Richard L. Bond et al., Civil Action No.18377-NC; Peter Robbins v. IBP, inc. et al., Civil Action No. 18382-NC; Jerry Krim and Jeffrey Kassoway v. IBP, inc., et al., Civil Action No. 18383-NC; Harriet Rand v. Richard L. Bond et al., Civil Action No. 18385-NC; Albert Ominsky v. Richard L. Bond et al., Civil Action No. 18386-NC; C. Oliver Burt v. Richard L. Bond et al., Civil Action No. 18398-NC; Eric Meyer v. Richard L. Bond et al., Civil Action No. 18399-NC; Louise E. Murray v. Rawhide Acquisition Corporation et al., Civil Action No. 18411-NC; Marvin Masel v. Richard L. Bond et al., Civil Action No. 18413-NC; and Rocco Landesman v. IBP, inc. et al., Civil Action No. 18474-NC. On November 13, 2000, the Delaware Court of Chancery entered an order directing the consolidation of these actions into a single action. On December 5, 2000, the Delaware Court of Chancery issued an order designating the Landesman complaint as the operative complaint. In addition, one action was filed in the United States District Court for the District of South Dakota on November 8, 2000, entitled Teamsters Local Nos. 175 and 505 Pension Trust Fund v. IBP, inc. et al., Civ. No. 00-4211. On December 7, 2000, United States District Court for the District of South Dakota granted the defendants' motion to stay the Teamsters action pending resolution of the Delaware litigation and denied as moot the plaintiff's application for a temporary restraining order enjoining the enforcement of the termination fee and "no shop" provisions of the Rawhide Agreement. Though the Landesman and Teamsters complaints are not identical, both complaints were filed by persons alleging to be shareholders of IBP and name as defendants IBP, each of IBP's directors, DLJ and ADM. Seeking to represent a purported class of IBP's shareholders excluding the defendants, plaintiffs in both actions generally allege that IBP's directors, aided and abetted by the other defendants, have breached their fiduciary duties to plaintiffs and the alleged class by (1) agreeing to sell IBP at an inadequate price, (2) advancing their personal interests at the expense of IBP's public shareholders and (3) erecting barriers to competing bids, including the $59 million termination fee. The complaints request preliminary and permanent injunctive relief against consummation of the Rawhide merger, rescission of the Rawhide merger in the event it is consummated, monetary damages and an award of attorneys' fees. In view of the termination of the Rawhide Agreement on January 1, 2001, defendants believe that the plaintiffs' claims for injunctive relief against the Rawhide merger are now moot, and that the actions are without merit and intend to contest the actions vigorously.

  Item 9 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibits

 (a)(1) Letter to the stockholders of the Company, dated January 5, 2001.

 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to
         Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (a)(3) Sections 14 and 17 of the Supplement No. 1 to the Offer to Purchase, dated January 4, 2001 (incorporated by reference to Exhibit (a)(1) to
         Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (a)(4) Opinion of J.P. Morgan Securities Inc., dated January 1, 2001 (included as Annex A to this Statement).

 (a)(5) Opinion of Peter J. Solomon Company Limited, dated January 1, 2001
         (included as Annex B to this Statement).

 (a)(6) Press release issued by the Company dated January 1, 2001 (incorporated by reference to Exhibit (a)(1) to Amendment No. 1 to the Schedule 14D-
         9 of the Company filed on January 2, 2001).

 (e)(1) Agreement and Plan of Merger, dated as of January 1, 2001, among the Company, Tyson and Purchaser (incorporated by reference to Exhibit
         (e)(3) to Amendment No. 1 to the Schedule 14D-9 of the Company filed on January 2, 2001).

 (e)(2) Voting Agreement, dated January 1, 2001, by and between the Company and
         Tyson Limited Partnership (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (e)(3) Confidentiality Agreement, between Tyson and the Company, dated
         December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the
         Schedule TO of Purchaser filed on December 12, 2000).

 (e)(4) Information Statement of the Company, dated January 5, 2001 (included as Annex C hereto).

 (e)(5) Confidentiality Agreement, between Tyson and the Company, dated
         December 18, 2000 (incorporated by reference to Exhibit (d)(6) to
         Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001                    IBP, inc.

                                          By: _/s/ Robert L. Peterson
                                            Name: Robert L. Peterson
                                            Title: Chairman of the Board and
                                                Chief Executive Officer

                                 EXHIBIT INDEX

  Exhibits

 (a)(1) Letter to the stockholders of the Company, dated January 5, 2001.

 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to
         Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (a)(3) Sections 14 and 17 of the Supplement No. 1 to the Offer to Purchase, dated January 4, 2001 (incorporated by reference to Exhibit (a)(1) to
         Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (a)(4) Opinion of J.P. Morgan Securities Inc., dated January 1, 2001 (included as Annex A to this Statement).

 (a)(5) Opinion of Peter J. Solomon Company Limited, dated January 1, 2001
         (included as Annex B to this Statement).

 (a)(6) Press release issued by the Company dated January 1, 2001 (incorporated by reference to Exhibit (a)(1) to Amendment No. 1 to the Schedule 14D-
         9 of the Company filed on January 2, 2001).

 (e)(1) Agreement and Plan of Merger, dated as of January 1, 2001, among the Company, Tyson and Purchaser (incorporated by reference to Exhibit
         (e)(3) to Amendment No. 1 to the Schedule 14D-9 of the Company filed on January 2, 2001).

 (e)(2) Voting Agreement, dated January 1, 2001, by and between the Company and
         Tyson Limited Partnership (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser filed on January 5,
         2001).

 (e)(3) Confidentiality Agreement, between Tyson and the Company, dated
         December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the
         Schedule TO of Purchaser filed on December 12, 2000).

 (e)(4) Information Statement of the Company, dated January 5, 2001 (included as Annex C hereto).

 (e)(5) Confidentiality Agreement, between Tyson and the Company, dated
         December 18, 2000 (incorporated by reference to Exhibit (d)(6) to
         Amendment No. 9 to the Schedule TO of the Purchaser filed on January
         5, 2001).

                                                                        ANNEX A

January 1, 2001

Special Committee of the Board of Directors
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Ladies and Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of IBP, inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed Transaction (as defined below). We understand that on December 12, 2000, Tyson Foods, Inc. (the "Buyer") and its wholly-owned subsidiary Lasso Acquisition Corporation (the "Merger Subsidiary") commenced a cash tender offer to acquire 50.1% of the outstanding Common Stock, par value $.05 per share, of the Company (the "IBP Common Stock") at a purchase price per share of $26.00 (the "Cash Offer"). We further understand that the Company, the Buyer and the Merger Subsidiary have subsequently entered into an Agreement and Plan of Merger, dated as of January 1, 2001 (the "Agreement"), pursuant to which the Buyer and the Merger Subsidiary will amend the Cash Offer (the "Amended Cash Offer") to reflect, among other things, an amended purchase price of $30.00 per share of the IBP Common Stock to be paid in the Amended Cash Offer (the "Amended Purchase Price"). Pursuant to the Agreement, the Buyer and the Merger Subsidiary will commence an exchange offer (the "Exchange Offer" and together with the Amended Cash Offer, the "Offers") to acquire the IBP Common Stock which remains outstanding after the Amended Cash Offer in exchange for that number of shares of Class A Common Stock, par value $.10 per share, of the Buyer (the "Class A Common Stock") determined pursuant to the provisions of the Agreement (the "Exchange Ratio"). Pursuant to the Agreement, the Offers will be followed by a merger of the Company with and into the Merger Subsidiary (the "Merger" and together with the Offers, the "Transaction") in which the remaining shares of Common Stock of the Company not tendered or accepted in the Offers will be converted into the right to receive that number of shares of the Class A Common Stock equal to the Exchange Ratio.

  In arriving at our opinion, we have reviewed (i) the Offer to Purchase dated December 12, 2000 of the Buyer and the Merger Subsidiary relating to the Cash Offer; (ii) the Agreement; (iii) certain publicly available information concerning the businesses of the Company and the Buyer and of certain other companies in meat processing and branded foods sector and the reported market prices for such other companies' securities; (iv) publicly available terms of certain transactions involving companies in the meat processing and branded foods sector and the consideration received for such companies; (v) current and historical market prices of the IBP Common Stock and the Class A Common Stock; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1999, the unaudited financial statements of the Company for the period ended September 30, 2000, the audited financial statements of the Buyer for the fiscal year ended October 2, 1999, and the unaudited financial statements of the Company for the period ended July 1, 2000; (vi) certain internal financial analyses and forecasts prepared by the Company and its management and the Buyer and its management, respectively; and (vii) the terms of other business combinations that we deemed relevant.

  In addition, we have held discussions with certain members of the management of the Company and the Buyer with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Buyer, the financial condition and future prospects and operations of the Company and the Buyer, the effects of the Transaction on the financial condition and future prospects of the Company and the Buyer, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

  In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or the Buyer or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company or the Buyer to which such analyses or forecasts relate. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

  We note that we are familiar with the terms of an alternative merger transaction with the Company proposed by Smithfield Foods, Inc. concurrently with the negotiation of the Transaction and that we participated in negotiations with respect to such alternative transaction. We have taken such facts into account in rendering this opinion.

  Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Class A Common Stock will trade at any future time.

  We have acted as financial advisor to the Special Committee of the Board of Directors of the Company with respect to the proposed Transaction and will receive a fee from the Company for the delivery of this opinion. We also acted as financial advisor to the Special Committee with respect to the proposed merger transaction between the Company and Rawhide Holdings Corporation, a Delaware corporation of which all of the outstanding capital stock is owned by DLJ Merchant Banking Partners III, L.P., which is proposed to be terminated in connection with entering into the Agreement.

  For your information, our parent company, J.P. Morgan & Co. Incorporated, recently merged with The Chase Manhattan Corporation to form J.P. Morgan Chase & Co. ("J.P. Morgan Chase"). Please be advised that affiliates of J.P. Morgan Chase may from time to time perform certain financial advisory and other commercial and investment banking services for the Company or the Buyer, for which they received customary compensation. Specifically, affiliates of J.P. Morgan Chase may be arranging or providing financing to the Buyer in connection with the Transaction, for which they would receive customary compensation. In addition, in the ordinary course of their businesses, affiliates of J.P. Morgan Chase may actively trade the debt and equity securities and senior loans of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

  On the basis of and subject to the foregoing, it is our opinion as of the date hereof that each of (i) the Amended Purchase Price to be paid to the Company's stockholders in the Amended Cash Offer and (ii) the Exchange Ratio in the proposed Exchange Offer and the proposed Merger is fair, from a financial point of view, to the Company's stockholders.

  This letter is provided to the Special Committee of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares of IBP Common Stock in the Offers or how such stockholder should vote with respect to the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever, except with our prior written consent in each instance. This opinion may be reproduced in full in any Schedule TO, Schedule 14d-9, amended offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                          Very truly yours,

                                          J.P. Morgan Securities Inc.

                                          /s/ J.P. Morgan Securities Inc.
                                          _____________________________________

                                                                        ANNEX B

                     [Peter J. Solomon Company Letterhead]

                                January 1, 2001

Special Committee of the Board of Directors
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD 57049

Ladies and Gentlemen:

  We understand that IBP, inc. (the "Company") proposes to enter into an Agreement and Plan of Merger dated as of January 1, 2001 (the "Agreement") by and among the Company, Tyson Foods, Inc. ("Parent") and Lasso Acquisition Corporation ("Merger Sub"), a direct wholly-owned subsidiary of Parent. The Agreement provides for a tender offer (the "Offer") by Merger Sub to acquire up to 50.1% of the outstanding shares of the common stock, par value $0.05 per share, of the Company (the "Company Common Stock"), pursuant to which Merger Sub will pay $30.00 in cash for each share of Company Common Stock accepted for payment in the Offer. The Agreement also provides for an exchange offer (the "Exchange Offer") by Merger Sub to acquire the remaining outstanding shares of the Company Common Stock, pursuant to which each share of Company Common Stock would be exchanged for that number of shares of Class A Common Stock, par value $0.10 per share, of Parent ("Parent Common Stock") having a value of $30.00 per share, subject to the limitations set forth in the Agreement. The Agreement further provides that following completion of the Offer and the Exchange Offer, the Company will be merged with and into Merger Sub (the "Merger" and, together with the Offer and the Exchange Offer, the "Acquisition") and Merger Sub will continue as the surviving corporation and a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Agreement, in the Merger each then outstanding share of the Company Common Stock will be converted into and represent the right to receive that number of shares of Parent Common Stock having a value of $30.00 per share, subject to the limitations set forth in the Agreement.

  You have asked us to advise you with respect to the fairness to the holders of the Company Common Stock, from a financial point of view, of the consideration proposed to be paid to the holders of the Company Common Stock in the Acquisition pursuant to the terms of the Agreement.

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company and Parent, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii) reviewed certain financial forecast information for the Company and Parent furnished to us by the management of the Company and Parent, respectively;

    (iv) discussed the past and current operations and financial condition of the Company, as well as its business and prospects with management of the Company;

    (v) reviewed the reported prices and trading activity of the Company Common Stock and the Parent Common Stock;

    (vi) compared the financial performance and condition of the Company and the Parent and the reported prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other comparable publicly traded companies and their securities;

    (vii) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Acquisition;

    (viii) participated in certain discussions with representatives of the Company;

    (ix) reviewed a draft of the Agreement;

    (x) considered the terms proposed by a third party for a merger transaction with the Company, and the negotiations relating thereto; and

    (xi) performed such other analyses and took into account such other matters as we have deemed appropriate.

  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a merger or other business combination transaction involving the Company or any of its assets.

  We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecast information, we have assumed that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Parent, respectively. We have further assumed that the final form of the Agreement will be substantially the same as the last draft reviewed by us. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such valuation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Parent. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

  We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Acquisition, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. For purposes of rendering this opinion we have assumed, in all aspects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.

  We have acted as financial advisor to the Special Committee of the Board of Directors (the "Special Committee") of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services.

  This letter is solely for the information of the Special Committee and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used by any other purpose without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not such holder should tender any shares of Company Common Stock in the Offer or the Exchange Offer or how any such holder should vote on the Merger.

  We are not expressing any opinion herein as to the prices at which the Company Common Stock or the Parent Common Stock will trade following the announcement or consummation of the Merger. In addition, the opinion does not address the Company's underlying business decision to proceed with the Acquisition.

  Based on, and subject to, the foregoing and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration proposed to be paid to the holders of the Company Common Stock in the Acquisition, is fair from a financial point of view to the holders of the Company Common Stock.

                                          Very truly yours,

                                          /s/ Peter J. Solomon Company Limited

                                          Peter J. Solomon Company Limited

                                                                        ANNEX C

                                   IBP, inc.
                            800 Stevens Port Drive
                       Dakota Dunes, South Dakota 57049

                       INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about January 5, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of IBP, inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Tyson Foods, Inc. ("Tyson"), a Delaware corporation, to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On January 1, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tyson and Lasso Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Tyson (the "Purchaser"), pursuant to which Purchaser is continuing its tender offer to purchase up to 50.1% of the outstanding shares (the "Shares") of common stock, par value $0.05 per share, of the Company (the "IBP Common Stock"), at a price per Share of $30.00 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits
(a)(1) and (a)(2) respectively, to the Amendment No. 9 to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on January 5, 2001. Pursuant to the Merger Agreement, Tyson will commence promptly an exchange offer (the "Exchange Offer"). In the Exchange Offer, Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share tendered in the Exchange Offer will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share tendered in the Exchange Offer will be exchanged for 1.948 shares of Tyson Class A Common Stock. The Merger Agreement provides that following the completion of the Offer and the Exchange Offer and the satisfaction or waiver of certain other conditions in the Merger Agreement, the Company will be merged with and into Purchaser (the "Merger") with the Purchaser continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Tyson Class A Common Stock having a value of $30.00 if, during the fifteen trading day period ending on the fifth trading day immediately preceding the Effective Time, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share outstanding immediately prior to the Effective Time will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share outstanding immediately prior to the Effective Time will be exchanged for 1.948 shares of Tyson Class A Common Stock.

  The Offer, the Exchange Offer, the Merger and the Merger are more fully described in the Statement, to which this Information Statement forms Annex C, which was filed by the Company with the Commission on January 5, 2001 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Tyson, Purchaser or Tyson Designees (as defined below) has been provided by Tyson. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Purchaser commenced the Offer on December 12, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 16, 2001, unless Purchaser extends it.

                                    GENERAL

  The IBP Common Stock is the only class of equity securities of the Company which is currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on December 28, 2000, there were 105,644,598 outstanding shares of IBP Common Stock, of which Tyson owns 574,200.

               RIGHTS TO DESIGNATE DIRECTORS AND TYSON DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase of and payment for Shares representing, together with the Shares previously owned by Tyson, at least 50.1% of the outstanding Shares, by Purchaser pursuant to the Offer and from time to time thereafter, the Company will, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon request by Tyson, use its reasonable best efforts to take all actions necessary to cause a majority of the Board to consist of Tyson's designees ("Tyson Designees"), including accepting the resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Tyson Designees to be elected.

  Following the election of such Tyson Designees, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Tyson or Purchaser, or waiver of any of the Company's rights under the Merger Agreement or any other action by the Company in connection with or relating to the transactions contemplated hereby, will require the concurrence of a majority of the directors of the Company then in office who (i) neither were designated by Tyson nor are employees of the Company or any subsidiary of the Company or, if there be just one director, the concurrence of such director or (ii) were members of the special committee of the Board (the "Independent Directors"). Notwithstanding the foregoing, prior to the Effective Time, at least two of the directors on the Board will be Independent Directors.

  The Tyson Designees will be selected by Tyson from among the individuals listed in Schedule I to the Offer to Purchase ("Schedule I"). Schedule I is incorporated herein by reference, and the information with respect to the Tyson Designees in Schedule I has been designated by Tyson for inclusion herein. Each of such individuals has consented to serve as a director of the Company if appointed or elected. None of Tyson Designees currently is a director of, or holds any positions with, the Company. Tyson has advised the Company that, to the best of Tyson's knowledge, none of Tyson Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Tyson and the Company that have been described in the Schedule TO or the Statement.

              SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                  MANAGEMENT

Security Ownership of Certain Beneficial Owners

  As of January 4, 2001, to the knowledge of IBP, no person beneficially owned 5% or more of any class of the outstanding voting securities of IBP, except as follows:

                                                                 Amount and
                                                                 Nature of
                                                                 Beneficial
     Title of Class      Name and Address of Beneficial Owner    Ownership      Percent of Class
     --------------      ------------------------------------   ------------    ----------------
Common Stock............ Archer-Daniels-Midland Company ("ADM") 12,951,400(l)         12.3%
                         4666 Faries Parkway
                         Decatur, IL 62526
Common Stock............ Brandes Investment Partners, L.P.         9,633,297(2)        9.1%
                         12750 High Bluff Drive
                         San Diego, CA 92130

--------
(1) ADM has shared investment power over 12,951,400 shares, and shared voting power over 12,951,400 shares, according to its Schedule 13D dated October 3, 2000, and filed with the Securities and Exchange Commission.

(2) Brandes Investment Partners, L.P.; Brandes Investment Partners Inc.; Brandes Holdings, L.P.; Charles H. Brandes; Glenn R. Carlson; and Jeffrey
    A. Busby have shared investment power over 9,633,297 shares, and shared voting power over 9,633,297 shares, according to the Schedule 13D dated October 27, 2000, and filed with the Securities and Exchange Commission.


Security Ownership of Management

  The following table sets forth, as of January 4, 2001, beneficial ownership of IBP common stock, the sole class of IBP stock, for each director of IBP, and for each executive officer, and for all directors and executive officers of IBP as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the common stock shown as beneficially owned by them.

                                                          Number of
                                                          Shares and
                                                          Nature of   Percent
                                                          Beneficial    of
      Name or Beneficial Owner--Position with IBP        Ownership(1)  Class
      -------------------------------------------        ------------ -------
Richard L. Bond--Director and Executive Officer.........    126,010       *(2)
John S. Chalsty--Director...............................      7,400       *
R. Randolph Devening--Executive Officer.................          0       *
                                                          ---------
Wendy L. Gramm--Director................................      4,900       *
Craig J. Hart--Executive Officer........................     28,723       *
John J. Jacobson, Jr.--Director.........................     12,600       *
                                                          ---------
Eugene D. Leman--Director and Executive Officer.........    165,417       *
Martin A. Massengale--Director..........................      2,375       *
Robert L. Peterson--Director and Executive Officer......    761,002       *
Michael L. Sanem--Director..............................     60,600       *
Larry Shipley--Executive Officer........................     71,380       *
                                                          ---------
Jo Ann R. Smith--Director...............................      6,500       *
All Directors and Executive Officers As a Group (12
 Persons)...............................................  1,246,907     1.2%

--------
(1) This number includes stock options granted pursuant to the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan and the IBP Directors Stock Option Plan, and which are exercisable as of October 1, 2000, or within 60 days thereafter: Mr. Bond 117,660; Mr. Chalsty 4,900; Dr. Gramm 4,900; Mr. Hart 22,906; Mr. Jacobson 600; Mr. Leman 90,200; Dr. Massengale 1,300; Mr. Peterson 294,000; Mr. Sanem 600; Mr. Shipley 48,440; and Ms. Smith 2,700.
(2) Less than 1% of IBP's common stock.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF IBP

  The following persons are the executive officers and/or directors of IBP as of the date of this Information Statement. Neither any of these persons nor IBP has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise specified, each of the directors and executive officers of IBP is a citizen of the United States of America and can be reached c/o IBP, inc., 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049.

RICHARD L. BOND, 53                                         Director since 1995

  Mr. Bond has served as the President and Chief Operating Officer of IBP since March 1, 1997. Prior to that he was President, Fresh Meats since 1995; Executive Vice President, Beef Division since 1994; and the Group Vice President, Beef Sales and Marketing since 1989.

JOHN S. CHALSTY, 66                                         Director since 1987

  Mr. Chalsty served as Chairman of the Board of Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), now Credit Suisse First Boston (USA), Inc., from February 1996 to November 2000. He served as Chief Executive Officer from September 1986 to February 1998. Mr. Chalsty also served as President of DLJ from 1986 to 1996, after having served as Chairman of DLJ's Capital Markets Group for more than two years. He joined the firm in 1969 as an oil analyst. He was elected to DLJ's Board of Directors in 1971 and was named Director of Research in 1972. Mr. Chalsty was appointed head of the Investment Banking Division in 1979. When the firm was reorganized in January 1984, Mr. Chalsty was named Chairman of the Capital Markets Group. Currently, Mr. Chalsty is also a member of the Board of Directors of EQ, Occidental Petroleum Corporation and SAPPI Limited, and he was Senior Executive Vice President of AXA from January 1997 to January 2000. From 1990 to 1994 Mr. Chalsty served as Vice Chairman of the New York Stock Exchange Inc.

DR. WENDY L. GRAMM, 55                                      Director since 1993

  Dr. Gramm chaired the Commodity Futures Trading Commission from 1988 to 1993. She has served as Administrator for Information and Regulatory Affairs at the White House Office of Management and Budget (OMB) and was the Executive Director of the Presidential Task Force on Regulatory Relief. Dr. Gramm also directed the Federal Trade Commission's Bureau of Economics. She holds a Ph.D in economics from Northwestern University and began her career as a professor of economics at Texas A&M University. Dr. Gramm is an economist and is Director of the Regulatory Studies Program of the Mercatus Center at George Mason University in Fairfax, Virginia. She serves on the Boards of Directors of Enron Corporation, State Farm Insurance Companies and Invesco Funds.

JOHN J. JACOBSON, JR., 56                                   Director since 1998

  Mr. Jacobson is the President of TransAm Trucking, Inc. ("TransAm") which he founded in 1987. For a twenty year period prior to 1987, Mr. Jacobson was a member of the Board of Directors and an Executive Vice President of Idlewild Foods, Inc., a holding company which controlled National Beef Packing, Co., a beef products company; Liberal International Sales, an export sales company of meat and by-products; and Supreme Feeders, a commercial cattle feeding operation. Mr. Jacobson occupied executive positions in all of the companies controlled by Idlewild Foods, Inc. In addition, Mr. Jacobson was the President and founder of National Carriers, the nation's third largest refrigerated carrier. TransAm is one of the carriers that provides services to IBP, and in 1999 approximately 15.2% of TransAm's revenues were derived from services provided to IBP.

EUGENE D. LEMAN, 57                                         Director since 1989

  Mr. Leman has served as the Chief Executive Officer, Fresh Meats of IBP since February 1, 2000. Prior to that he was the President, Fresh Meats since 1997; the President, Allied Products since 1995; and the Executive Vice President, Pork Division since 1986.

DR. MARTIN A. MASSENGALE, 66                                Director since 1996

  Dr. Massengale has been President Emeritus; Director, Center for Grassland Studies; and Foundation Distinguished Professor at the University of Nebraska since 1994. From 1958 to 1976 Dr. Massengale was a professor at the University of Arizona and the Associate Dean, College of Agriculture, University of Arizona. From 1976 to the present he has been with the University of Nebraska where he has served as a Vice Chancellor, Chancellor, Interim President and President of the University, a position he held from 1991 to 1994.
Dr. Massengale has been named to the Board of Directors of Woodmen Accident & Life Company, the Board of Managers of America First Companies, L.L.C., and the Board of Trustees of Great Plains Funds.

ROBERT L. PETERSON, 68                                      Director since 1976

  Mr. Peterson has served as Chairman of the Board and Chief Executive Officer of IBP since 1981. Mr. Peterson joined IBP in 1961. He left IBP in 1969 for a period during which he started a pork products company, Madison Foods, Inc. He returned to IBP in 1976 when IBP acquired Madison Foods, Inc. In 1977, he was elected IBP's President and Chief Operating Officer. Mr. Peterson is a Director of MidAmerican Energy Company.

MICHAEL L. SANEM, 58                                        Director since 1998

  Mr. Sanem has been self-employed as a cattle feeder and private investor since 1994. Prior to this, Mr. Sanem was employed by Monfort of Colorado as Vice President of Slaughter, Hides and By-Products Operations from 1979 to 1982. In 1982, he was promoted to Group Vice President, and in 1987, after ConAgra, Inc. acquired Monfort, he became Monfort's Executive Vice President of Beef Operations. From 1989 to 1994, Mr. Sanem was the President and a director of Monfort, Inc., and was responsible for Monfort's beef, lamb, trucking and specialty operations.

JO ANN R. SMITH, 61                                         Director since 1993

  Ms. Smith served as Assistant Secretary for Marketing and Inspection Services for the United States Department of Agriculture (USDA) from 1989 to 1993 and has served in numerous capacities in the livestock industry. She is a former President of the National Cattlemen's Beef Association and has chaired the Cattlemen's Beef Promotion and Research Board. Ms. Smith is President of Smith Associates, an agricultural marketing business.

R. RANDOLPH DEVENING, 58

  Chief Executive Officer of Foodbrands America, Inc. since 2000; 1994-2000 Chief Executive Officer and President, Foodbrands America, Inc.; Chairman of the Board, Foodbrands America, Inc. 1994 to 1997.

CRAIG J. HART, 44

  Vice President and Controller since 1995; 1993-1995 Assistant Vice President and Controller; 1990-1993 Controller.

LARRY SHIPLEY, 44

  Chief Financial Officer since 2000; 1997-2000 President, IBP Enterprises and Chief Financial Officer; 1995-1997 Executive Vice President, Corporate Development; 1995 Senior Vice President, Corporate Development; 1994-1995 Assistant to the Chairman; 1989-1994 Assistant to the President.

Information Regarding the Board of Directors and its Committees

  The Board of Directors has established an Audit Committee, Compensation Committee, Executive Committee, Nominating Committee, Plans Administration Committee and Special Committee (for purposes of this transaction).

  The Board of Directors met six times during the 2000 fiscal year. All directors attended at least 75 percent of the Board of Directors meetings. All directors attended at least 75 percent of the committee meetings for which they were eligible.

  The Executive Committee, during the intervals between meetings of the Board of Directors, exercises all powers of the Board of Directors, except is otherwise provided by law and the IBP Bylaws. The members of the Executive Committee currently are Messrs. Peterson (Chairman), Bond, and Leman. The Executive Committee met or acted by written consent sixteen times during 2000.

  The Audit Committee selects the firm of independent public accountants to audit the financial statements of IBP and its consolidated Subsidiaries, subject to approval of the Board of Directors, discusses with the independent public accountants the scope and results of their audit; discusses with the independent public accountants, and with the management of IBP, IBP's financial, accounting and reporting principles, policies and practices; discusses with the independent public accountants, and with the Controller of IBP and his staff, the adequacy of the corporation's accounting, financial and operating controls; and reports to the Board of Directors. The members of the Audit Committee currently are Dr. Massengale (Chairman), Mr. Chalsty, Dr. Gramm, Mr. Jacobson, Mr. Sanem and Ms. Smith. The Audit Committee held four meetings during 2000.

  The Compensation Committee reviews and approves compensation arrangements, including annual incentive awards, for officers of IBP. The members of the Compensation Committee currently are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson. Dr. Massengale, Mr. Sanem and Ms. Smith. The Compensation Committee held one meeting during 2000.

  The Nominating Committee makes recommendations as to candidates for election to the Board of Directors and their qualifications to fill board vacancies in connection with proposed slates of nominees for directors for whose election proxies will be solicited by the Board of Directors. The Nominating Committee will consider properly submitted recommendations of stockholders if the recommendation is submitted pursuant to the procedures previously outlined. The members of the Nominating Committee currently are Dr. Gramm (Chairperson), Mr. Chalsty, Mr. Jacobson, Dr. Massengale, Mr. Sanem and Ms. Smith. The Nominating Committee held one meeting during 2000.

  The Plans Administration Committee administers the restricted stock and employee stock option plans of IBP. The members of the Plans Administration Committee currently are Ms. Smith (Chairperson), Mr. Chalsty, Dr. Gramm, Mr. Jacobson, Dr. Massengale, and Mr. Sanem, none of whom are eligible for selection as participants in these plans. The Plans Administration Committee (including sub-committees) held one meeting during 2000.

  The Special Committee was established by the Board of Directors to make recommendations with respect to the proposal by DLJ Merchant Banking Partners III, Inc. to acquire IBP, as well as with respect to other such proposals, including the Tyson proposal. The members of the Special Committee currently are Ms. Smith (Chairperson), Dr. Gramm, Mr. Jacobson, Dr. Massengale and Mr. Sanem. The Special Committee held 36 meetings during 2000.

Information Regarding Directors' Compensation

  Officers of IBP who are also directors do not receive any fee or remuneration for services as members of the Board of Directors or of any committee of the Board of Directors. Non-management directors receive a retainer fee of $25,000 per annum, $2,500 per annum for each committee they chair and $1,000 for each board or committee meeting that they attend. Non-management directors also receive stock options pursuant to the IBP Directors Stock Option Plan.

                       JOINT REPORT OF THE COMPENSATION
                      AND PLANS ADMINISTRATION COMMITTEES

Compensation and Plans Administration Committees

  The Compensation Committee of the Board of Directors is comprised entirely of disinterested and outside directors. The Committee is responsible for establishing the levels of compensation (except stock option grants and long-term stock awards) for the executive officers of the Company. The Committee annually evaluates IBP's performance and compensation paid to its executive officers.

  The Plans Administration Committee reviews and approves the grant of stock options and awards of restricted stock pursuant to IBP's stock option and long-term stock plans for the Company's officers and employees. This Committee is comprised entirely of disinterested and outside directors.

Committees' Report on Executive Compensation

 Base Salary

  The annual compensation of executive officers of IBP includes a base salary, coupled with a cash bonus which is calculated in accordance with an established formula based on the operating income of IBP. The Compensation Committee from time to time uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges and to set target base salary levels for officers. The amount of the employee's base salary is a function of the employee's officer position, or grade level, and individual performance. The employee's individual performance is measured against expectations related to budgetary performance or operating income results and operating performance standards.

 Bonus Payments

  The annual compensation of employees participating in IBP's officers' bonus program, including executive officers, is dependent on overall corporate performance. The dollar amount of the bonus pool from which bonuses are paid is established as a percent of operating income as adjusted for non-operating expenses such as pushdown accounting. Target bonuses are based on the percent of increase or decrease in such operating income from the prior year.

 Stock Option Grants and Restricted Stock Awards

  IBP has stock option plans for all of its management employees and a long-term stock plan for its officers, including executive officers. The purpose of the plans is to assist in securing and retaining employees of ability by making it possible to offer them an incentive, in the form of a proprietary interest in IBP, to join or continue in the service of IBP and to increase their efforts on its behalf.

  Levels for both stock option grants and restricted stock awards are established by the Plans Administration Committee on the basis of an employee's officer position or grade level. Stock options are typically granted for terms of ten years and normally become exercisable in increments beginning after the second and continuing through the fifth year of the stock option term. The restricted stock awards are made subject to continued employment, generally for five years.

Corporate Performance

  In evaluating corporate performance to establish compensation for fiscal year 2000, the Compensation Committee considered the fact that operating income for 1999 for bonus purposes was up 47% from 1998 and net earnings per diluted share were up to $2.94 in 1999 from $1.81 in 1998. The Compensation Committee established a standard salary increase budget of 4%, for fiscal year 2000 for officers. The budget percentage was based on the standard percentage increase for all management employees of the Company. Individual salary increases were determined for all management employees, including executive officers, based on each individual's contributions to operating unit and corporate performance.

Compensation of Chief Executive Officer

  The Compensation Committee of the Board of Directors has set the following bonus formulas for the Chairman and Chief Executive Officer; the President and Chief Operating Officer; and the Chief Executive Officer of Foodbrands America, Inc. for fiscal year 2000:

  Chairman and Chief Executive Officer--the bonus formula for the Chairman and Chief Executive Officer for fiscal year 2000 shall be calculated by taking the percentage used to calculate the Chairman and Chief Executive's bonus for the first one hundred million of operating earnings from the prior year (1.627 percent in fiscal 1999), times one plus the percent of average salary increase for IBP management for the bonus year expressed in decimal form, the product of which gives the "Derived Percentage". The annual bonus for the Chairman and Chief Executive Officer will be the Derived Percentage of the first one hundred million of operating earnings in 2000 plus one percent of any excess over one hundred million dollars. Earnings from operations for purposes of management bonuses are calculated prior to the effects of pushdown accounting and other non-recurring items;

  President and Chief Operating Officer--the bonus formula for the President and Chief Operating Officer for fiscal year 2000 shall be calculated by taking
 .2 percent of operating earnings of the Company for fiscal year 2000. Earnings from operations for purposes of management bonuses are calculated prior to the effects of pushdown accounting and other non-recurring items; and

  Chief Executive Officer of Foodbrands America, Inc.--the bonus formula for the Chief Executive Officer of Foodbrands America, Inc. ("Foodbrands") for fiscal year 2000 shall be: (a) 100% of his base salary for the bonus year if Foodbrands meets its target consolidated earnings before interest and taxes ("Target EBIT"), (b) 125% of his base salary if actual results exceed Target EBIT by 10% or more, (c) 150% of his base salary if actual results exceed Target EBIT by 20% or more. Target EBIT is the EBIT of the Foodbrands' operations for the previous year plus the last full fiscal year EBIT of any acquired company (or any operation acquired from IBP) that is transferred to the Foodbrands' operations on a pro rata basis (i.e. if a facility transferred to the Foodbrands' operation has 1999 EBIT of $10 million and such facility is transferred to the Foodbrands' operation at the end of the second quarter of fiscal year 2000, $5 million will be added to Target EBIT.)

  The bonus method was designed to incentivize Mr. Peterson, Mr. Bond and Mr. Devening with performance-based bonuses that were competitive with the industry and also allow the Company to take a deduction for federal income tax purposes.

       John S. Chalsty                 Wendy L. Gramm             John J. Jacobson, Jr.
    Martin A. Massengale              Michael L. Sanen                JoAnn R. Smith

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                    PARTICIPATION IN COMPENSATION DECISIONS

  The members of the Compensation Committee are Mr. Chalsty (Chairman), Dr. Gramm, Mr. Jacobson, Dr. Massengale, Mr. Sanen and Ms. Smith.

                            AUDIT COMMITTEE REPORT

  The audit committee has reviewed and discussed the audited financial statements with the Company's management. In addition, the audit committee has communicated with the Company's independent auditors, PricewaterhouseCoopers LLP ("PwC"), in regards to those matters required by SAS 61 (as may be modified or supplemented), has received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1 (as may be modified or supplemented), and has discussed with PwC the independence of PwC. Based on the above mentioned review and discussion, the audit committee recommended to the Board of Directors that the audited financials be included in the Company's Annual Report on Form 10K.

  The members of the audit committee have been determined to be independent pursuant to the New York Stock Exchange Rules 303.01(a)(B)(2)(a) and (3).

    Martin A. Massengale               Wendy L. Gramm                Michael L. Sanen
       John S. Chalsty             John J. Jacobson, Jr.              JoAnn R. Smith

                        SUMMARY COMPENSATION TABLE (1)

                                                                     Long-term
                                  Annual Compensation           Compensation Awards
                         ------------------------------------- ---------------------
                                                               Restricted Securities
                                                  Other Annual   Stock    Underlying  All Other
   Name and Principal          Salary             Compensation   Awards    Options   Compensation
        Position         Year    ($)    Bonus ($)    ($)(2)      ($)(3)      (#)        ($)(4)
   ------------------    ---- --------- --------- ------------ ---------- ---------- ------------
Robert L. Peterson...... 2000 1,000,000                                     60,000     115,932
 Chairman and            1999 1,000,000 6,316,914    51,125                            304,878
 Chief Executive Officer 1998 1,000,000 4,568,006    57,566                 30,000     160,486

Richard L. Bond......... 2000   688,532                         529,968     50,000      20,656
 President and Chief     1999   555,317   853,740                                      174,099
 Operating Officer       1998   516,667   550,800                           21,000      30,243

Eugene D. Leman......... 2000   464,942                         371,508     16,200      13,948
 Chief Executive         1999   349,849   520,200                                      133,661
 Officer, Fresh Meats    1998   325,500   346,800                           12,000      19,096

Larry Shipley........... 2000   288,750                                     12,000           0
 Chief Financial         1999   282,292   383,240                                       35,736
 Officer                 1998   289,150   260,000                           12,000      16,942

Craig J. Hart........... 2000   148,491                         200,000      3,120       4,257
 Vice President          1999    99,936   103,180                                       21,131
 and Controller          1998    92,083    70,000                            3,120       5,403

R. Randolph Devening.... 2000   760,000                                      6,000       6,193
 President & Chief       1999   728,000   728,000                           10,000      35,999
 Executive Officer,      1998   700,000 1,217,650                                       35,700
 Foodbrands America,
  Inc.

--------
(1) No other types of compensation required to be reported in the table were paid or were payable to any of the named executive officers and, therefore, the column which the SEC regulations created to report "Long-Term Incentive Plan Payouts" has been deleted from the table. IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan and has therefore removed SARs from the columns of this table and reported only options. Certain information, including 2000 bonuses payable in 2001, were not able to be calculated and included in this table.

(2) Except for Mr. Peterson, the perquisites and other personal benefits provided to the executive officers do not exceed the threshold established by the SEC and are not reported in the table. The other annual compensation reported for Mr. Peterson consists of perquisites provided by the Company. For the perquisites reported in 2000, $29,201 of this amount is attributable to Company automobile expenses and $28,231 is attributable to Mr. Peterson's personal use of Company aircraft.

(3) Restricted stock was granted to certain officers pursuant to the IBP Officer Long-Term Stock Plan. The shares vest five years from the date of grant contingent upon continued employment with IBP. Early vesting may occur pursuant to the Plan's provisions due to events such as death or total disability. The value of the shares on the date of grant is listed for the named executive officers in the Summary Compensation Table. Under certain past grants, and certain future grants to executive officers, the Company is obligated to pay the executive officer's mandatory minimum Federal tax withholding and Medicare tax portion of the Federal Insurance Contribution Act upon vesting and receipt of the shares. Dividends paid on the restricted stock are used to purchase additional shares of restricted stock pursuant to the provisions of the Plan. These additional shares are then credited to an officer's award. The number of shares of restricted Common Stock in each named officer's account pursuant to the IBP Officer Long-Term Stock Plan on December 30, 2000, and the aggregate fair market value of the shares based upon a fiscal year-end closing- price of $26.75 per share, were as follows: Mr. Peterson--101,443 shared valued at $2,713,600; Mr. Bond--46,641 shares valued at $1,247,647; Mr. Leman--33,106 shares valued at $885,586; Mr. Shipley--14,104 shares valued at $377,282; and Mr. Hart--7,767 shares valued at $207,767.

(4) All Other Compensation includes 1997 profit sharing contributions made by the Company into the named officer's account in the IBP Retirement Income Plan ("RIP") and the matching contributions made by the Company in 1999. The matching contribution attributable to each named officer for 2000 is as follows: Mr. Peterson--$58,500; Mr. Bond--$20,656; Mr. Leman--$13,948;
    Mr. Shipley--$0; and Mr. Hart--$4,257. The profit sharing and employer matching amounts contributed by Foodbrands America, Inc. ("Foodbrands") into Mr. Devening's 401(k) account in 2000, and which are attributable to IBP, equaled $6,193. All Other Compensation also reports life insurance premiums paid by the Company for the named officer. The amount of insurance premiums paid by the Company for each named officer in 2000, and any cash surrender value the named officer is entitled to under a policy was not available at the time of this filing.

Employment Contracts

  Except for Mr. Peterson, IBP has employment agreements with all of its executive officers, including Messrs. Bond, Leman, Shipley and Hart. Each agreement is for a term of five years, Messrs. Bond's and Leman's commenced February 1, 2000; Mr. Shipley's commenced August 18, 1997 and Mr. Hart's commenced December 26, 2000. Each provides for a one year non-compete obligation from the employee following the termination of employment with IBP. The agreements provide for, among other things, a minimum base salary and participation in IBP employee benefit plans including specifically stock options and the IBP Officer Long-Term Stock Plan as an incentive to an employee's long term commitment to IBP. For the four IBP executive officers named in the Summary Compensation Table who currently have employment contracts, the minimum base salaries are: Mr. Bond--$700,000; Mr. Leman-- $475,000; Mr. Shipley--$250,000; and Mr. Hart--$180,000. While the agreements terminate by their terms after five years, either party to an agreement has the right to terminate it, subject to the non-compete obligation, upon one year's notice,

  IBP does not have termination or change of control plans or contracts with any of its employees, except as provided for in the IBP 1987 Stock Option Plan, the IBP 1993 Stock Option Plan, the 1996 Stock Option Plan, the IBP Officer Long-Term Stock Plan and the 1996 Officer Long-Term Stock Plan.

  Mr. Devening's agreement commenced on August 2, 1994 and was amended on December 31, 1996. The minimum base salary for Mr. Devening is $700,000, and in addition Mr. Devening is entitled to an annual bonus based on Foodbrands obtaining target goals for earnings before interest and taxes ("EBIT"). Mr. Devening's agreement also contains a non-compete obligation in which Mr. Devening agrees not to compete for a period of twenty-four (24) months after termination, and in return will receive a payment of $1 million dollars distributed over such twenty-four month period. In addition, Mr. Devening's employment agreement and a stay bonus agreement call for Foodbrands to make certain payments to Mr. Devening due to the change of control which occurred upon IBP's acquisition of Foodbrands.

                              OPTION GRANTS TABLE

                          Option Grants in 2000(/1/)

                                                                        Potential
                                      Individual Grant              Realizable Value
                         ------------------------------------------ at Assumed Annual
                                    Percent of                       Rates of Stock
                         Number of    Total                               Price
                         Securities  Options                        Appreciation for
                         Underlying Granted to Exercise                Option Term
                          Options   Employees   of Base                (10 Years)
                          Granted   in Fiscal    Price   Expiration -----------------
Name                      (#)(/2/)   Year (%)  ($/Share)    Date    5% ($)   10% ($)
----                     ---------- ---------- --------- ---------- ------- ---------
Robert L. Peterson......   60,000     6.24%     12.9375   2/18/00   487,950 1,237,350
Richard L. Bond.........   50,000     5.20%     12.9375   2/18/00   406,625 1,031,125
Eugene D. Leman.........   16,200     1.68%     12.9375   2/18/00   131,747   334,085
Larry Shipley...........   12,000     1.25%     12.9375   2/18/00    97,590   247,470
Craig J. Hart...........    3,120      .32%     12.9375   2/18/00    25,373    64,342
R. Randolph Devening....    6,000       .62%    12.9375   2/18/00    48,795   123,735

--------
(1) All options were granted pursuant to the 1996 Stock Option Plan. IBP has not granted any SARs pursuant to the 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options.

(2) The options are granted for terms of ten years and become exercisable in increments beginning after the second and continuing through the fifth year of the option term. All options are priced it the fair market value of the IBP Common Stock on the effective date of the grant.

         AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES TABLE

                      Aggregated Option Exercises in 2000
                     and 2000 Year-End Option Values(/1/)

                                                      Number of Securities            Value of Unexercisable
                           Shares                    Underlying Unexercised            In-The-Money Options
                         Acquired on              Options at 2000 Year-End (#)         at 2000 Year-End ($)
                          Exercise      Value     --------------------------------   -------------------------
Name                         (#)     Realized ($)  Exercisable      Unexercisable    Exercisable Unexercisable
----                     ----------- ------------ --------------   ---------------   ----------- -------------
Robert L. Peterson......                                   294,000           126,000  2,887,125    1,378,500
Richard L. Bond.........                                   114,308           103,712    937,436    1,090,911
Eugene D. Leman(/2/)....    4,000       53,000              93,294            51,906    912,775      532,863
Larry Shipley(/2/)......      420        5,410              48,860            38,800    308,841      384,000
Craig J. Hart(/2/)......    1,726       14,319              22,906             9,984    161,489      100,269
R. Randolph Devening....                                         0            22,000          0      209,250

--------
(1) IBP has not granted any SARs pursuant to the IBP 1993 Stock Option Plan and 1996 Stock Option Plan, and has therefore removed SARs from the title and columns of this table and has reported only options granted.

(2) The shares acquired on exercise by Mr. Leman, Mr. Shipley and Mr. Hart were held by them. For the value realized, IBP has reported the product of the number of shares exercised times the difference between the closing price of IBP Common Stock on the date of exercise and the option exercise price.

                               PERFORMANCE GRAPH

  The following performance graph compares the registrants to stock performance over the past five years against the performance of both in equity interest index and a peer group index that cover the same five year period.

                                   IBP, inc.
                Comparison of Five Year Cumulative Total Return
                 IBP, inc., S&P 500 Index and S&P 400 Index(1)

                                  [LINE GRAPH]

                                  1995    1996    1997    1998    1999    2000
                                 ------- ------- ------- ------- ------- -------
IBP, inc. ...................... $100.00 $ 96.42 $ 83.61 $115.85 $ 71.05 $108.50
S&P 500.........................  100.00  125.08  160.30  211.97  252.18  227.51
S&P 400.........................  100.00  124.37  156.39  211.99  260.48  216.78

--------
(1) Assumes $100 invested on December 29, 1995 in IBP, inc. Common Stock, the S&P 500 Index, and the S&P 400 Index. Each of the three measures of cumulative total return assumes reinvestment of dividends.

Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

  Based solely on review of the copies of such forms furnished to the Company, or written representations that forms were not required, the Company believes that during the fiscal year ending December 30, 2000 there was compliance with all Section 16(a) filing requirements applicable to its executive officers and directors.